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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                     MORRISON MANAGEMENT SPECIALISTS, INC.
                           (Name of Subject Company)

                     MORRISON MANAGEMENT SPECIALISTS, INC.
                       (Name of Person Filing Statement)

                         COMMON STOCK, $0.01 PAR VALUE
        RIGHTS TO PURCHASE SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
                         (Title of Class of Securities)

                                   618459101
                     (CUSIP Number of Class of Securities)

                             JOHN E. FOUNTAIN, ESQ.
                     MORRISON MANAGEMENT SPECIALISTS, INC.
                     1955 LAKE PARK DRIVE, S.E., SUITE 400
                           SMYRNA, GEORGIA 30080-8855
                     (Name, Address and Telephone Number of
             Person Authorized to Receive Notice and Communications
                   on Behalf of the Person Filing Statement)

                                    COPY TO:

                            GABRIEL DUMITRESCU, ESQ.
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                     191 PEACHTREE STREET, N.E., 16TH FLOOR
                             ATLANTA, GEORGIA 30303
                                 (404) 572-6600

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER

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ITEM 1.  SUBJECT COMPANY INFORMATION

     The name of the subject company is Morrison Management Specialists, Inc., a Georgia corporation (the "Company" or "Morrison"). The address of the principal executive offices of the Company is 1955 Lake Park Drive, S.E., Suite 400, Smyrna, Georgia 30080-8855. The telephone number of the Company at its principal executive offices is (770) 437-3300.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates is the common stock, par value $0.01 per share, of the Company and the associated rights to purchase Series A Junior Participating Preferred Stock (together, the "Common Stock"). As of December 31, 2000, there were 12,783,834 shares of Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

     This Statement relates to the tender offer by Yorkmont One, Inc. (the "Purchaser"), a Georgia corporation and a wholly-owned indirect subsidiary of Compass Group PLC, a public limited company organized under the laws of England and Wales ("Compass"), to purchase all of the outstanding shares of Common Stock (the "Shares"), at a purchase price of $40.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated February 16, 2001, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Purchaser with the Securities and Exchange Commission on February 16, 2001. The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of February 6, 2001, among Compass, the Purchaser and the Company (as amended on February 15, 2001, the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Georgia Business Corporation Code (the "GBCC"), the Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly-owned indirect subsidiary of Compass. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Compass, the Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, and Shares held by shareholders who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of the GBCC relating to dissenters' rights) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer (the "Merger Consideration").

     The Schedule TO states that the principal office of Compass is located at Cowley House, Guildford Street, Chertsey, Surrey, England KT169BA and the principal office of the Purchaser is located at 2400 Yorkmont Road, Charlotte, North Carolina 28217.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain contacts, agreements, arrangement or understandings between us and certain of our directors and executive officers are, except as noted below, described in the information statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that is attached as Annex A to this Statement and is incorporated by reference herein. Except as described in this Statement (including in the Exhibits and Annexes hereto) or incorporated by reference

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herein, to our knowledge, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflicts of interest between us and:

     - Our executive officers, directors or affiliates;

     - Compass and Compass' executive officers, directors or affiliates; or

     - Purchaser and Purchaser's executive officers, directors or affiliates.

     (a) The Merger Agreement.

     The summary of the Merger Agreement and the description of the conditions to the Offer contained in Sections 12 and 14, respectively, of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement which is attached as Exhibits 3 and 4 hereto and is incorporated by reference herein.

     (b) Agreements between the Company and its Executive Officers.

     Certain members of our management and the Board have interests in transactions contemplated by the Merger Agreement that are in addition to their interests as Company shareholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

          (i) Indemnification Agreements.

          We have previously entered into indemnification agreements (collectively, the "Indemnification Agreements") with all of our executive officers and directors (Glenn A. Davenport, K. Wyatt Engwall, John E. Fountain, Jerry D. Underhill, Gary L. Gaddy, Richard C. Roberson, George T. Levins, John B. McKinnon, Claire L. Arnold, E. Eugene Bishop, Fred L. Brown, Michael Corbett, A. Robert Outlaw, Jr. and Dr. Benjamin F. Payton). The form of Indemnification Agreement is filed as Exhibit 3 hereto and is incorporated by reference herein. Each Indemnification Agreement provides that we will indemnify and hold harmless the director or officer party to it (an "Indemnitee") to the fullest extent permitted by our Articles of Incorporation, Bylaws and the GBCC, against all expenses, liability and loss (collectively, "Indemnifiable Expenses") actually and reasonably incurred or suffered by Indemnitee in connection with any threatened, pending or contemplated investigation or claim ("Indemnifiable Litigation"):

        - To which Indemnitee is or was a party or is threatened to be made a party by reason of any action or inaction in Indemnitee's capacity as a director or officer of the Company; or

        - With respect to which Indemnitee is otherwise involved by reason of the fact that Indemnitee is or was serving as a director, officer, employee or agent of the Company;

     provided, however that no subsequent change in our Articles of Incorporation or Bylaws or the GBCC will have the effect of limiting or eliminating the indemnification available under the Indemnification Agreement as to any act or, omission for which the Indemnification Agreement provides indemnification at the time of the act or omission. If any change after the date of the Indemnification Agreement in any applicable law narrows the right of us to indemnify an Indemnitee, such change, to the extent otherwise required by law, to be applied to the Indemnification Agreement, shall have no effect on the Indemnification Agreement or the parties' rights or obligations thereunder. Notwithstanding the foregoing, unless our Board of Directors consents, an Indemnitee shall not be indemnified and held harmless in any Indemnifiable Litigation:

        - Initiated by the Indemnitee; or

        - Pending on or before the date of Indemnitee's Indemnification
          Agreement.

          In the event of payment under an Indemnification Agreement, we shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable us effectively to bring suit to enforce such rights.

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          We are not obligated under the Indemnification Agreements to make any payment in connection with any claim made against the Indemnitee:

        - For which payment is actually made to the Indemnitee under a valid and collectible insurance policy, except in respect of any excess beyond the amount of payment under such insurance;

        - For which the Indemnitee is entitled to indemnity and/or payment by reason of having given notice of any circumstance which might give rise to a claim under any policy of insurance, the terms of which have expired prior to the effective date of the applicable Indemnification Agreement;

        - For which the Indemnitee is indemnified by us otherwise than pursuant to the applicable Indemnification Agreement;

        - Based upon or attributable to the Indemnitee gaining in fact any personal profit or advantage to which he was not legally entitled;

        - For an accounting of profits made from the purchase or sale by the Indemnitee of our securities within the meaning of Section 16(b) of the Exchange Act, or similar provisions of any state statutory law; or

        - Brought about or contributed to by the dishonesty of the Indemnitee seeking payment hereunder.

     Notwithstanding the foregoing, the Indemnitee shall be protected under the appropriate Indemnification Agreement as to any claims upon which suit may be brought against him or her by reason of any alleged dishonesty on his or her part, unless a judgment or other final adjudication thereof adverse to Indemnitee shall establish that he or she committed acts of active and deliberate dishonesty with actual dishonest purpose and intent, which acts were material to the cause of action so adjudicated.

          In addition, pursuant to the Indemnification Agreements, we will pay Indemnifiable Expenses incurred by an Indemnitee in connection with any Indemnifiable Litigation in advance of its final disposition, provided that we have received an undertaking from the Indemnitee to repay the amounts advanced to the extent that it is ultimately determined that Indemnitee is not entitled to be indemnified by us under the Indemnification Agreement or otherwise.

          In connection with the execution of the Merger Agreement, each of our executive officers and directors that are parties to the Indemnification Agreements has delivered to Parent a waiver the form of which is attached as Exhibit 10 hereto and is incorporated by reference herein, pursuant to which he or she has agreed to waive his or her right:

        - To select the independent counsel that under the Indemnification Agreement would make the determination he or she met the applicable standard of conduct in connection with any Indemnifiable Litigation following a Business Combination (as defined in the Indemnification Agreement);

        - To have a majority of Continuing Directors (as defined in the Indemnification Agreement) interpret certain provisions of the Indemnification Agreement in the event of certain Business Combinations; and

        - To require us to create a trust for the benefit of him or her in the event of a Potential Business Combination (as defined in the Indemnification Agreement).

          (ii) Indemnification Provisions in Merger Agreement.

          Compass and the Purchaser have agreed in the Merger Agreement that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing at February 6, 2001, in favor of the then current or former directors or officers of the Company and its subsidiaries as provided in their respective articles of incorporation or by-laws (or similar organizational documents) shall be assumed and continued by the surviving corporation in the Merger, without further

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     action, at the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms.

        In the event that the surviving corporation in the Merger or any of its successors or assigns:

        - Consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger; or

        - Transfers or conveys all or substantially all its properties and assets to any person;

        then, and in each such case, proper provision shall be made so that the successors and assigns of the surviving corporation assume such obligations. In the event that the surviving corporation is financially incapable of satisfying such obligations described, Compass shall satisfy such obligations.

          In the Merger Agreement, Compass has agreed that for six years after the Effective Time, the surviving corporation shall maintain in effect the Company's current directors' and officers' liability insurance covering each person currently covered by the Company's directors' and officers' liability insurance policy for acts or omissions occurring prior to the Effective Time on terms with respect to such coverage and amounts no less favorable in any material respect to such directors and officers than those of such policy as in effect on the date of the Merger Agreement; provided that:

        - Compass may substitute therefor policies of a reputable insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the insurance coverage otherwise required by such provision of the Merger Agreement; and

        - In no event shall Compass be required to pay aggregate premiums for insurance described in this paragraph in excess of 200% of the amount of the aggregate premiums paid by the Company for 2000 for such purpose;

          provided further that Compass shall nevertheless be obligated to provide such coverage as may be obtained for such 200% amount. The Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the surviving corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless each present and former director and officer of the Company and each subsidiary of the Company (the "Indemnified Parties") against all costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as a director or officer occurring before the Effective Time. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time):

        - The Company or the surviving corporation, as the case may be, shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Company or the surviving corporation, promptly after statements therefor are received; and

        - The Company or the surviving corporation, as the case may be, shall cooperate in the defense of any such matter; provided, however, that the Company or the surviving corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and provided further that neither the Company nor the surviving corporation shall be obligated pursuant to the obligations described in this paragraph to pay the fees and expenses of more than one counsel (and one local counsel) for all Indemnified Parties in any single action except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action.

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

          (iii) Change of Control Agreements.

          We have previously entered into change of control agreements (the "Change of Control Agreements") with each of our executive officers (Glenn
     A. Davenport, K. Wyatt Engwall, John E. Fountain, Jerry D. Underhill, Gary
     L. Gaddy, Richard C. Roberson and George T. Levins). The form of Change of Control Agreement is attached as Exhibit 6 hereto and is incorporated by reference herein. The Change of Control Agreements are designed to diminish the distraction of executives by virtue of the personal uncertainties and risks created by a threatened or pending Change of Control (as defined in the Change of Control Agreements and set forth below) and to encourage their full attention and dedication to us currently and in the event of any pending or threatened Change of Control.

          Under the Change of Control Agreement, a "Change of Control" is defined as either:

        - Certain developments that result in changes in the composition of more than 20 percent of the Board of Directors; or

        - With certain exceptions, any "Business Combination" (as defined in the Change of Control Agreement) that has not been approved by the holders of 80 percent or more of our outstanding voting stock.

          Events that do not constitute a Change of Control include:

        - Any Business Combination approved by at least 80 percent of the Continuing Directors (as defined in the Change of Control Agreement);

        - Any Business Combination transaction that satisfies certain price and procedural requirements specified in our Articles of Incorporation; and

        - Any acquisition by us, any of our subsidiaries, or any employee benefit plan of ours or any of our subsidiaries.

          Prior to the first date on which a Change of Control occurs (the "Effective Date"), each covered executive remains an at-will employee, except as may be provided in any other agreement, and any termination of his employment will terminate his rights under his Change of Control Agreement. If and when the Effective Date occurs, we have agreed to continue the employment of the executive, and the executive has agreed to remain in the employ of the Company, for a three-year period (the "Employment Period") commencing on the Effective Date. During the Employment Period, the executive:

        - Shall receive an annual base salary no less than that received prior to the Effective Date and an annual bonus no less than the average of the last three annual bonuses received prior to the Effective Date; and

        - Generally shall be entitled to continuation of retirement, savings and welfare benefit plan participation and practices, expense reimbursements and other fringe benefits on a basis at least comparable to that obtaining prior to the Effective Date.

          If during the Employment Period we terminate the executive's employment other than for cause, death or disability, or if the executive terminates his employment for "good reason" (as defined in the Change of Control Agreements), or if the executive terminates his employment for any reason during the 30-day period immediately following the first anniversary of the Effective Date, the executive becomes entitled to receive:

        - Any unpaid portion of his accrued annual base salary plus a pro rata portion of his highest annual bonus paid or payable for the three fiscal years immediately preceding his date of termination;

        - An amount equal to either three, two or one times the sum of his annual base salary and his highest annual bonus, depending upon the particular multiplier stipulated in his Change of Control Agreement;

        - Any other accrued obligations;

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        - Accelerated vesting of any outstanding stock options granted to him prior to his date of termination or a cash amount equal to the difference between the option price and the then value of Company stock for which any such option was granted; and

        - Certain employee benefits consisting of retirement, savings and various health and welfare insurance benefits.

          If the package of compensation and benefits paid under the Change in Control Agreement constitutes "excess parachute payments" as defined under the Internal Revenue Code, the Company will pay an additional amount sufficient to reimburse the executive for all taxes payable by the executive with respect to the parachute payments.

          (iv) Employment Agreements.

          In connection with the execution of the Merger Agreement, the Company entered into an employment agreement dated as of February 5, 2001 with Glenn A. Davenport substantially in the form of Exhibit 6 hereto (the "Davenport Agreement"), which is incorporated by reference herein. The Davenport Agreement provides that Mr. Davenport will, among other things:

        - Be employed as the Chief Executive Officer of the Company;

        - Receive an annual base salary of $450,000;

        - Be entitled to an annual bonus of up to 125% of annual base salary;

        - Receive benefits pursuant to the Company's Executive Supplemental Pension Plan (the "ESP");

        - Be entitled to receive all other benefits available to senior executives of the Company;

        - Receive one year's annual salary and accrued bonus if terminated due to death;

        - Receive two times annual base salary if terminated due to Termination Without Cause or Resignation by the Employee for Good Reason (as such terms are defined in the Davenport Agreement); and

        - Not solicit employees or compete with the Company for two years following termination of employment.

          Additionally, Mr. Davenport, the Company and Compass Group USA, Inc., a wholly-owned indirect subsidiary of Compass ("Compass Group"), entered into an addendum to the Davenport Agreement which provides that certain provisions will become effective in the event that the Offer and the Merger are completed within 120 days following February 5, 2001. Once effective, such provisions provide that Mr. Davenport will, among other things:

        - Be an officer of Compass and have responsibility for substantially all of the healthcare and senior dining foodservice business in the United States of Compass Group and its subsidiaries;

        - Participate in Compass Group's Long Term Incentive Plan;

        - Receive an initial grant of options to purchase 175,000 shares of common stock of Compass in accordance with Compass' Executive Share Option Plan;

        - Beginning in October 2001 and continuing so long as Mr. Davenport remains employed with the Company under the provisions of the Davenport Agreement, receive an annual grant of options to purchase not less than 60,000 shares of common stock of Compass;

        - Receive medical and dental benefits, including vision care, for the benefit of himself, his spouse and his eligible dependents;

        - Be eligible to participate in a nonqualified deferred compensation plan which will allow Mr. Davenport, during employment with the Company under the provisions of the Davenport Agreement, to defer up to 100% of his annual base salary and 100% of his annual bonus and receive from the Company or Compass Group a matching credit equal to $0.35 on each dollar deferred up to 6% of the sum of his annual base salary and annual bonus;

        - Be eligible for continued participation in the Company's Nonqualified Deferred Compensation Plan;

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

        - In the event the Company changes its name while Mr. Davenport remains employed with the Company under the provisions of the Davenport Agreement and such name change is not mutually agreed by Compass and Mr. Davenport, receive a sum of annual base salary and annual bonus which, for each of the three full years following any such name change, is not less than the annual average of the sum of annual base salary and annual bonus paid in the two full years before such change;
        - Receive all other incidental benefits provided to executive officers of Compass;
        - Be eligible to participate in the Company's Executive Life Insurance Plan both during and after employment with the Company pursuant to the Davenport Agreement; and
        - Be eligible to participate in Compass' 1999 Stock Bonus Plan in the same manner as other Compass employees in the United States are eligible to participate.

          Furthermore, once effective, the addendum provides that the Change of Control Agreement and Sections 13 and 14 of the Indemnification Agreement executed by Mr. Davenport and the Company shall terminate.

          Also in connection with the Merger Agreement, the Company has offered similar employment agreements to the executives listed below. The employment agreements include substantially the same terms as the Davenport Agreement for such positions and at such salaries and bonus targets as set forth opposite such executive's name.

                                                                           MAXIMUM
NAME                                    TITLE                  SALARY    BONUS TARGET
----                                    -----                 --------   ------------
K. Wyatt Engwall........  Chief Financial Officer             $222,000       100%
Gary L. Gaddy...........  Executive Vice President, Sales     $212,000       100%
Jerry D. Underhill......  President, Morrison Hospital Food   $225,000       100%
                          Services
George T. Levins........  Executive Vice President,           $157,500        75%
                          Operations
Richard C. Roberson.....  Executive Vice President,           $161,000        75%
                          Operations
John E. Fountain........  General Counsel                     $155,000        60%

          The employment agreements for such persons also provide that such persons:

        - Receive benefits pursuant to the Company's ESP;
        - Be entitled to receive all other benefits available to senior executives of the Company;
        - Receive one year's annual salary and accrued bonus if terminated due to death;
        - Receive one and one-half times annual base salary if terminated due to Termination Without Cause or Resignation by the Employee for Good Reason (as such terms are defined in each respective employment agreement); and
        - Not solicit employees or compete with the Company for 18 months following termination of employment.

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

          Additionally, in connection with the employment agreements offered to the above listed individuals, the Company and Compass Group offered certain benefits to such persons. Such benefits will become effective in the event that the Offer and the Merger are completed within 120 days following February 5, 2001. These benefits are substantially similar to those provided to Mr. Davenport except with respect to the following items:

                       INITIAL/SUBSEQUENT
                         ONE-TIME GRANT                            GUARANTEED        DEFERRAL FOR NONQUALIFIED
                           OF COMPASS        EXECUTIVE LIFE    COMPENSATION AFTER      DEFERRED COMPENSATION
NAME                        OPTIONS         INSURANCE POLICY      NAME CHANGE                  PLAN
----                   ------------------   ----------------   ------------------   ---------------------------
K. Wyatt Engwall.....    50,000/30,000            Yes                 Yes               100% salary; 100% bonus
Gary L. Gaddy........    50,000/30,000             No                  No                20% salary; 100% bonus
Jerry D. Underhill...    50,000/30,000            Yes                  No                20% salary; 100% bonus
George T. Levins.....    15,000/15,000             No                  No                20% salary; 100% bonus
Richard C.
  Roberson...........    15,000/15,000             No                  No                20% salary; 100% bonus
John E. Fountain.....    15,000/10,000             No                  No                20% salary; 100% bonus

          In addition to these employment agreements, the Company and Compass Group offered certain benefits to supplement the existing employment agreement between the Company and Eugene D. Dolloff. Such benefits will become effective in the event that the Offer and the Merger are completed within 120 days following February 5, 2001. These benefits are substantially similar to those provided to Mr. Davenport except with respect to the following items:

                       INITIAL SUBSEQUENT                       GUARANTEED
                         ONE-TIME GRANT                        COMPENSATION   DEFERRAL FOR NONQUALIFIED
                           OF COMPASS        EXECUTIVE LIFE     AFTER NAME      DEFERRED COMPENSATION
NAME                        OPTIONS         INSURANCE POLICY      CHANGE                 PLAN
----                   ------------------   ----------------   ------------   --------------------------
Eugene D. Dolloff....    50,000/30,000             No               No            20% salary; 100% bonus

          To date, Mr. Engwall and Mr. Gaddy have accepted the Company's offer of employment, pursuant to the employment agreements attached hereto as Exhibits 7 and 8, respectively, which are incorporated herein by reference. The offers to the other officers of the Company described above are still outstanding.

          (v) Stock Options and Restricted Stock.

          Pursuant to the Merger Agreement, upon payment by the Purchaser for Shares pursuant to the Offer, the Board (or the Compensation Committee of the Board) will take or cause to be taken such actions as are required to provide that each stock option outstanding immediately prior to the acceptance for payment of Shares pursuant to the Offer will be cancelled, with the holder thereof becoming entitled to receive, in cancellation and full settlement of options held by such holder, an amount equal to the product of (x) the number of shares of Common Stock subject to the option held and (y) the excess, if any, of the price per Share paid pursuant to the Offer over the exercise price per share of Common Stock subject to the option (the "Option Consideration").

          As soon as practicable following payment by the Purchaser for Shares pursuant to the Offer, but no later than the Effective Time, the Company will pay the Option Consideration in cash to each holder to whom Option Consideration is payable.

          In addition, pursuant to the Merger Agreement, all restrictions on shares of restricted stock granted under any of the Company's stock incentive plans shall lapse at the time the Purchaser accepts shares for purchase in the Offer, and the holder of such restricted stock shall be entitled to tender such shares in the Offer or receive for each share of restricted stock, in cancellation and full settlement of such share, the Merger Consideration.

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ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) Background.

     The Company and Compass have operations in the contract food services industry. Glenn A. Davenport, Chairman of the Board, President and Chief Executive Officer of the Company and Michael J. Bailey, Chief Executive Officer of Compass, have known each other for years and have had various contacts at industry-related meetings or events. Messrs. Davenport and Bailey discussed from time to time business opportunities involving both companies but neither of them made any specific proposal for a transaction between the two companies.

     On January 5, 2000, at the suggestion of Mr. Davenport, Mr. Bailey and Gary
R. Green, Chief Executive Officer of the Compass Group, North America Division, met in New York with Mr. Davenport and John B. McKinnon, a director of the Company, to discuss the Company's interest in acquiring Compass' senior living food service business which Compass operates in the United States under the name "Bateman." This meeting concluded without either party making a proposal with respect to the Bateman business. However, during this meeting, Mr. Bailey mentioned that, rather than selling the Bateman business to the Company, Compass may want to explore the possibility of acquiring the Company. Mr. Bailey did not make any specific proposal concerning a possible business combination involving the Company at this meeting.

     Following this meeting, Mr. Davenport and Mr. Bailey had a number of telephone conversations in which they discussed the possibility of a transaction between Compass and the Company. During these conversations, Messrs. Bailey and Davenport discussed generally the possibility of a proposal by Compass and the possible structure and timing of a business combination. They did not reach an understanding with respect to the price at which a proposal may be made.

     Following these telephone conversations, on January 24, 2000, Mr. Bailey sent a letter to Mr. Davenport in which he expressed Compass' interest in acquiring the Company subject to due diligence, execution of a mutually agreeable purchase agreement and final Compass Group Board approval, at a price of $30.91 per share ($34.00 adjusted for the Company's subsequent 10% stock dividend) for the debt free Company business in a stock for stock transaction.

     On February 7, 2000, the Board of Directors of the Company held a telephonic special meeting at which Mr. Davenport reported on the receipt and background of the January 24, 2000 letter from Compass. The Board of Directors instructed Mr. Davenport to inform Mr. Bailey that the Board would hold a special meeting to consider Compass' proposal in greater detail but that the Board's initial reaction was unfavorable.

     As instructed by the Board, Mr. Davenport contacted Mr. Bailey and on February 19, 2000 communicated the Board's message. During this conversation, Mr. Bailey indicated to Mr. Davenport that Compass would not be in a position to improve on its January 24, 2000 proposal and Messrs. Davenport and Bailey reached an understanding that all discussions on the subject were to be terminated.

     On February 23, 2000, the Board of Directors of the Company held a special meeting that had been previously scheduled to review the Compass proposal. At this meeting, representatives of Powell, Goldstein, Frazer & Murphy LLP, the Company's outside counsel ("Powell Goldstein"), reviewed with the directors their fiduciary duties and responsibilities in considering and acting upon any acquisition proposal. In addition, at this meeting, representatives of Bear, Stearns & Co. Inc. ("Bear Stearns") made a presentation outlining Bear Stearns' views of the financial aspects of Compass' proposal. The Board of Directors reviewed the Compass proposal and determined that it was not acceptable.

     On February 25, 2000, Mr. Davenport confirmed in writing the parties' understanding that all discussions with respect to Compass' interest in acquiring the Company were terminated.

During September and October 2000, Company and Compass executives renewed their contacts primarily to discuss the possibility of the Company acquiring the Bateman business. During these discussions,

Mr. Davenport suggested to Mr. Bailey that they meet to discuss further possible transactions involving the two companies.

     On November 20, 2000, Mr. Bailey and Mr. Green met in New York with Mr. Davenport and K. Wyatt Engwall, Chief Financial Officer of the Company. While no specific proposals with respect to any transaction between the two companies were made at this meeting, the parties agreed that Compass would consider the possibility of acquiring the Company. As a follow-up to this meeting, on November 28, 2000, Mr. Green informed Mr. Davenport by telephone that Compass would be interested in acquiring the Company at a price in the range of $40.00 per Share in cash and assumed debt. Following this conversation, Messrs. Davenport and Green agreed that the Company and Compass should proceed towards a possible business combination.

     On December 4, 2000, the Company and Compass entered into a confidentiality agreement (the "Confidentiality Agreement"). During December 2000 and early January 2001, representatives of the Company and Compass continued their discussions concerning a possible business combination between the two companies, the timing of a transaction and the scope of the due diligence investigation Compass would perform on the Company and its business.

     The Board of Directors held a telephonic special meeting on December 14, 2000 at which senior management reported on the recent discussions with Compass representatives concerning a possible business combination. The Board of Directors appointed a special negotiating committee (the "Negotiating Committee") composed of Messrs. Davenport and McKinnon and Ms. Claire L. Arnold and authorized it to negotiate the terms of a merger agreement between the Company and Compass, subject to approval of such terms by the full Board.

     The Company formally retained Bear Stearns as its financial advisor in connection with the Compass acquisition proposal pursuant to an engagement letter dated as of January 5, 2001.

     On January 9, 2001, the Board of Directors held a regularly scheduled meeting. At this meeting, the management reported on developments related to a possible business combination with Compass.

     On January 15, 2001, representatives of Compass and its advisors met in Atlanta with Company representatives and advisors to discuss the proposed timetable for a transaction and to commence the formal due diligence investigation of the Company and its business.

     On January 17, 2001, Compass' counsel furnished the Company and its counsel the first draft of a proposed merger agreement. Beginning on January 23, 2001 and through and including February 5, 2001, representatives of the Company and Compass negotiated the proposed merger agreement.

     The Negotiating Committee held telephonic meetings on January 24, 2001, January 26, 2001 and January 31, 2001 to receive reports from and provide guidance to the Company's management and its legal and financial advisors with respect to open issues and the proposed terms of the merger agreement.

     Representatives of the Company and Compass reached an agreement with respect to the terms and conditions of the proposed merger agreement on the morning of February 5, 2001. The merger agreement as negotiated by the representatives of the Company and Compass and as provided to the Board of Directors for consideration constitutes the "Merger Agreement" as defined in this Statement.

     On February 5, 2001, the Board of Directors held a special meeting to review and discuss with the Company's management and legal and financial advisors the terms of the proposed transaction and the Merger Agreement. At this meeting, Powell Goldstein reviewed again with the directors their fiduciary duties and responsibilities in evaluating and acting on an acquisition proposal. Powell Goldstein representatives also gave a report with respect to various legal aspects of the proposed transaction and reviewed with the Board the principal terms of the Merger Agreement. In addition, Bear Stearns reviewed with the Board its financial analyses of the consideration payable in the Offer and the Merger and rendered to the Board an oral opinion (later confirmed in writing) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $40.00 per Share cash consideration to be received in the Offer and the Merger by the Company's shareholders was fair, from a financial point of view, to such holders. At the conclusion of the meeting, the Board of Directors unanimously approved the entry of the Company into the

Merger Agreement and the consummation by the Company of the transactions contemplated thereby. The Board determined that the Offer and the Merger, considered as a whole, are fair to and in the best interests of the Company and its shareholders and unanimously recommended that the Company shareholders accept the Offer and tender their shares in the Offer.

     The Merger Agreement was executed in the morning of February 6, 2001 and immediately thereafter the Company and Compass issued a joint press release announcing the execution of the Merger Agreement.

     On February 15, 2001, Compass, the Purchaser and the Company executed an amendment to the Merger Agreement to correct certain editing errors in the original Merger Agreement.

     On February 16, 2001, the Purchaser commenced the Offer.

     (b) Recommendation of the Board of Directors.

     The Board of Directors, at a special meeting held on February 5, 2001, determined that the Offer and the Merger, considered as a whole, are fair to and in the best interests of the Company and the shareholders of the Company. At this meeting, the Board unanimously approved and adopted the Merger Agreement, and approved the entry of the Company into the Merger Agreement and the consummation by the Company of the transactions contemplated thereby, for all purposes, including for purposes of Section 14-2-1132 of the GBCC. YOUR BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

     (c) Reasons for the Board's Recommendation.

     In making the determinations and recommendations set forth in paragraph (b) above, the Board of Directors considered a number of factors including, without limitation, the following:

     - The Board's knowledge of the Company's business, operations, prospects, projected financial performance and competitive position in the health care and senior living segments of the food, nutrition and senior dining market;

     - The fact that the $40.00 per Share to be received by the Company's shareholders in the Offer and the Merger represents (i) a substantial premium over the historical trading prices for the Shares (a 21% premium over the closing price of $33.14 per Share on February 2, 2001, the last trading day prior to the Board's approval of the Merger Agreement, and a 46% premium over the average price of $27.36 per Share for the 12 months prior to the Board's approval of the Merger Agreement), and (ii) a price/earnings ratio significantly higher than the Company's historic price/earnings ratio (30.7 times estimated calendar year 2000 earnings compared to a ratio of 23.8 times estimated calendar year 2000 earnings based on the price per share on February 2, 2001);

     - The fact that other acquisitions by Compass in the Company's industry could diminish the Company's attractiveness as an acquisition candidate for Compass;

     - The Board's understanding that the Company could face additional operating challenges in the future due to the potential for increasing pricing pressure from larger players in its industry, including Compass; and the fact that the Company's relatively small size would limit its ability to realize expense and purchasing efficiencies to generate higher margins;

     - The fact that the Offer and the Merger were not conditioned on financing which, given Compass' financial condition and its reputation, increased the likelihood that the Offer and the Merger would be consummated;

     - The other terms and conditions of the Merger Agreement, which were the product of arm's length negotiations, including the parties' representations, warranties, covenants and conditions to their respective obligations;

     - The fact that the Company may, under certain circumstances, terminate the Merger Agreement in order to approve a tender offer or other proposed business combination from a third party on terms more favorable to the Company's shareholders than the Offer and the Merger, upon the payment to

       Compass of a $18 million termination fee plus actual and documented out-of-pocket expenses up to $3 million;

     - The interest of the Company's executive officers, including the Chairman of the Board, President and Chief Executive Officer, in the transactions contemplated by the Merger Agreement as described in Item 3 above; and

     - The financial presentation by Bear Stearns, including its opinion that as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $40.00 per Share consideration to be received by the Company's shareholders in the Offer and the Merger was fair, from a financial point of view, to the Company's shareholders (the full text of Bear Stearns' written opinion dated February 6, 2001 is attached as Annex B hereto and is incorporated by reference herein).

     The foregoing discussion is not intended to be an exhaustive description of all of the factors considered by the Board of Directors of the Company in its deliberations. The Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to any of the factors it considered and did not determine that any factor was of any particular importance. Rather, the Board of Directors made its determinations and recommendations based on the totality of the information and factors considered by it in its deliberations. In addition, it is possible that in reaching their individual judgments or decisions, individual directors may have been influenced differently by various of the factors described above.

     (d) Opinion of Financial Advisor.

     Bear Stearns has acted as exclusive financial advisor to our Board of Directors in connection with the Offer and the Merger. Bear Stearns is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Bear Stearns, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions. We retained Bear Stearns based on its qualifications, expertise and reputation in providing advice to companies with respect to transactions similar to the Offer and the Merger and because it is familiar with our business.

     In connection with Bear Stearns' engagement as financial advisor, the Company's Board of Directors requested that Bear Stearns evaluate the fairness, from a financial point of view, to our shareholders of the $40.00 per share Offer Price. On February 5, 2001, Bear Stearns delivered its oral opinion to our Board of Directors that, as of such date, the consideration to be received in the Offer and the Merger was fair, from a financial point of view, to the shareholders of the Company. Bear Stearns subsequently confirmed its oral opinion by delivery of its written opinion dated February 6, 2001. A copy of such opinion is attached as Annex B hereto and is incorporated by reference herein.

     In the course of performing its review and analyses for rendering this opinion, Bear Stearns has:

     - Reviewed a draft of the Merger Agreement in substantially final form;

     - Reviewed the Company's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended May 31, 1998 through 2000, its Quarterly Report on Form 10-Q for the periods ended August 31, 2000 and November 30, 2000 and its Reports on Form 8-K for the three years ended February 2, 2000;

     - Reviewed certain operating and financial information, including projections, provided by the Company management relating to the Company's business and prospects;

     - Met with certain members of the Company's senior management to discuss the Company's business, operations, historical and projected financial results and future prospects;

     - Reviewed the historical prices, trading multiples and trading volume of our Common Stock;

     - Reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to the Company;

     - Reviewed the terms of recent mergers and acquisitions involving companies which Bear Stearns deemed generally comparable to the Company;

     - Performed discounted cash flow analyses based on the projections provided by our management; and

     - Conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

     The opinion is intended for the benefit and use of our Board of Directors in considering the transaction, does not constitute a recommendation to our Board of Directors as to how to vote in connection with the transaction, and does not constitute a recommendation to any holders of our Common Stock as to whether to tender their shares in the Offer or how to vote, if applicable, in connection with the Merger. The opinion does not address our underlying business decision to pursue the transaction, the relative merits of the transaction as compared to any alternative business strategies that might exist for the Company or the effects of any other transaction in which the Company might engage. The opinion is subject to the assumptions, conditions and limitations contained therein and is necessarily based on economic, market and other conditions, and the information made available to Bear Stearns. Bear Stearns assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date thereof.

     The following is a summary of the financial analyses used by Bear Stearns in connection with providing its oral opinion to our Board of Directors on February 5, 2001 and providing the written opinion dated February 6, 2001. The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the text of each summary.

STOCK TRADING HISTORY

     The $40.00 per share Offer Price was compared to the historical closing prices of the Common Stock for the following periods (using February 2, 2001 as the base date in each case):

     - One month prior;

     - The average of the 20 preceding trading days;

     - The average share price over the preceding three months;

     - The average share price over the preceding six months;

     - The average share price over the preceding year;

     - The high stock price for the preceding year; and

     - The low stock price for the preceding year.

     The following table summarizes the results of this comparison:

Offer Price.................................................  $40.00
Premium to:
  Morrison Price on February 2, 2001........................    20.7%
  One month prior price.....................................    20.2%
  20 prior day trading average..............................    22.0%
  Three month average price.................................    26.6%
  Six month average price...................................    34.4%
  One year average price....................................    46.1%
  52-week high..............................................    14.1%
  52-week low...............................................   105.2%

COMPARABLE COMPANY ANALYSIS

     Using publicly available information, Bear Stearns reviewed and compared certain financial information, ratios and percentages for the Company with corresponding financial information, ratios and percentages for publicly traded comparable companies. The particular comparable companies were chosen because they have operations that, for purposes of this analysis, were considered by Bear Stearns to be similar, in varying degrees, to our operations. Since there are few public companies that are focused exclusively on contract foodservice, Bear Stearns included providers of other outsourced services on a contractual basis to hospitals and other institutions in the peer group.

     For each of the selected companies, Bear Stearns reviewed certain publicly available financial data, valuation statistics, financial ratios, research reports, published earnings estimates for calendar years 2000 and 2001, and stock market information, and calculated ratios and multiples based on such information, which data was adjusted, where applicable, for certain extraordinary and non-recurring items. Bear Stearns compared enterprise values, calculated as equity value plus debt, preferred stock and minority interest less cash and cash equivalents, of the selected companies and the Company as multiples of their respective latest 12 months ("LTM") revenue, earnings before interest, taxes, depreciation and amortization ("EBITDA") and earnings before interest and taxes ("EBIT"), and estimated calendar year ("CY") 2001 revenue, EBITDA and EBIT. Bear Stearns also compared stock prices of the selected companies and the Company as multiples of estimated calendar years 2000 and 2001 earnings per share, commonly referred to as the P/E ratio.

     All multiples were based on the closing stock prices for the Company and each of the selected companies on February 2, 2001 (with the exception of one comparable company, whose stock price reflects the latest closing price prior to receiving a recent acquisition proposal), the most recent publicly available information, and in certain cases, estimates provided by First Call for earnings per share and selected Wall Street research for revenue, EBITDA and EBIT.

     The results of such analysis are summarized below:

                                                         ENTERPRISE VALUE/                               SHARE PRICE/
                                    ------------------------------------------------------------   ------------------------
                                         REVENUE               EBITDA                EBIT             EARNINGS PER SHARE
                                    ------------------   ------------------   ------------------   ------------------------
                                    LTM(1)    CY 2001    LTM(1)    CY 2001    LTM(1)    CY 2001     CY 2000(1)     CY 2001
                                    ------   ---------   ------   ---------   ------   ---------   ------------   ---------
Harmonic Mean of Comparable
  Companies(2)....................  0.44x      1.03x      7.4x       9.8x     10.8x      13.0x        13.5x         10.5x
Morrison -- At current price(3)...  1.02x      0.91x     14.4x      10.8x     17.4x      13.2x        25.4x         19.7x
Morrison -- At $40.00/share(3)....  1.23x      1.09x     17.3x      12.9x     20.9x      15.9x        30.7x         23.8x

---------------

(1) Excludes any non-recurring gains or losses.
(2) "Harmonic Mean" represents the reciprocal of the arithmetic mean of the reciprocals of a set of data points.
(3) Morrison multiples are based on projections provided by Morrison management.

COMPARABLE ACQUISITION ANALYSIS

     Based on publicly available historical information, Bear Stearns calculated historical multiples of enterprise value (calculated as the amount proposed to be paid, at the time of announcement, in each transaction for the equity of the target company, plus debt, preferred stock and minority interests, less cash and cash equivalents) to LTM revenue, EBITDA and EBIT, as well as multiples of equity value to LTM net income paid by acquirors of certain publicly traded companies. The particular precedent transactions used were chosen because the targets in those transactions had operations that, for purposes of this analysis, were considered by Bear Stearns to be similar, in varying degrees, to our business. Adjustments were made, where applicable, for certain extraordinary and non-recurring items. The resulting multiples were then compared to the multiples implied by the Offer Price. The results of this analysis are summarized below:

                                                                      HARMONIC   MORRISON
                                                      HIGH     LOW    MEAN(1)    @ $40.00
                                                      -----   -----   --------   ---------
Enterprise Value:
  LTM Revenue(2)....................................  1.37x   0.35x    0.56x         1.23x
  LTM EBITDA(2).....................................  12.2x    7.2x     8.9x         17.3x
  LTM EBIT(2).......................................  23.4x   10.0x    14.4x         20.9x
Equity Value:
  LTM Net Income(2).................................  39.3x   18.1x    23.8x         35.0x

---------------

(1) "Harmonic Mean" represents the reciprocal of the arithmetic mean of the reciprocals of a set of data points.
(2) Excludes any extraordinary or non-recurring gains or losses.

DISCOUNTED CASH FLOW ANALYSIS

     Bear Stearns performed a discounted cash flow analysis to determine an indicative range of present values per share of the Common Stock, assuming the Company continued to operate as a stand-alone entity in a manner consistent with its projections. In order to calculate this range, Bear Stearns first determined the Company's implied enterprise value by adding:

     - The present value of the estimated future unlevered free cash flows that the Company would generate over the five-year period through fiscal year 2006 if it operated in a manner consistent with its projections; and

     - The present value of the Company's "terminal value" at the end of fiscal year 2006.

Bear Stearns then subtracted net debt and preferred stock from this implied enterprise value in order to calculate total equity value and the resulting per share price. The Company terminal value at the end of the period was determined by applying a range of multiples of enterprise values to an estimated fiscal year 2006 EBITDA. Bear Stearns used an enterprise value to EBITDA multiple range of 8.0x to 10.0x when calculating the terminal value. The present value of the sum of the projected unlevered free cash flows and the terminal value was calculated using a range of discount rates of 10.5% to 12.5%. This discount rate range was determined based on an estimate of the Company's weighted average cost of capital. Based on this analysis, the indicative per share value range for the Common Stock was approximately $32 to $42 per share.

     Based on all of the foregoing analyses, Bear Stearns concluded that the Offer Price adequately reflected the Company's fair value under traditional valuation methodologies.

     The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of those methods to the particular circumstances involved. Bear Stearns' opinion is therefore not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Bear Stearns made qualitative judgments as to the significance and relevance of each analysis and factor considered by it and did not attribute particular weight to any one analysis or factor. Bear Stearns did not form an opinion as to whether any individual analysis or factor, positive or negative, considered in isolation, supported or failed to support its opinion. Accordingly, Bear Stearns believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or of the summary described above or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

     Bear Stearns' opinion and financial analyses were only one of many factors considered by our Board of Directors in their evaluation of the Offer and Merger, and should not be viewed as determinative of the views of our Board of Directors or our management with respect to decision to recommend the Offer.

     Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including, without limitation, the projections provided by our management for purposes of preparing its analysis. With respect to our management projections, Bear Stearns assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company as to the expected future performance of the Company. Bear Stearns has not independently verified any such financial information or the projections provided by the Company, and Bear Stearns has further relied upon the assurances of the senior management of the Company that they are unaware of any facts that would make the information and projections provided to Bear Stearns incomplete or misleading.

     In arriving at its opinion, Bear Stearns has not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of the Company, and was not furnished with any such appraisals. Bear Stearns assumed that the transaction will be consummated in a timely manner and in accordance with the terms of the Merger Agreement without any regulatory limitations, restrictions, conditions, amendments or modifications that collectively would have a material effect on the Company.

     Bear Stearns acted as a financial advisor to the Company in connection with the Offer and the Merger and will receive a customary fee for such services as set forth in Item 5 below, a substantial portion of which is contingent on successful consummation of the transaction. In the ordinary course of business, Bear Stearns may actively trade the equity and debt securities of the Company and/or Compass for our own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

     (e) Intent to Tender. To the Company's knowledge after reasonable inquiry, each of the Company's directors and executive officers currently intends to tender all Shares owned by him or her pursuant to the Offer. The foregoing does not include Shares over which, or with respect to which, any such director or executive officer acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     Pursuant to a letter agreement dated January 5, 2001, we formally retained Bear Stearns to act as its financial advisor in connection with the proposed sale of the Company. Pursuant to the Bear Stearns engagement letter, we agreed to pay Bear Stearns a fee of $600,000 upon delivery of an opinion with respect to a transaction, such fees to be creditable against a transaction fee of 0.75% of the aggregate transaction value, including cash, securities, partnership or joint venture interests, property, debt remaining on our financial statements at closing and Company debt assumed or discharged in the transaction and any Company securities retained by their holders, payable in the transaction. We have also agreed to reimburse Bear Stearns for reasonable out-of-pocket expenses as incurred. In addition, we have agreed to indemnify Bear Stearns, and its affiliated entities, directors, officers, agents and employees, legal counsel and controlling persons (within the meaning of the federal securities laws) against certain liabilities and expenses, including certain liabilities under the Federal securities laws, arising out of Bear Stearns' engagement.

     Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to shareholders on its behalf concerning the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Neither the Company nor, to our knowledge, any executive officer, director, affiliate or subsidiary of the Company has effected any transactions in the Shares during the past 60 days except for routine transactions pursuant to our Salary Deferral Plan and our Deferred Compensation Plan, and except that: (i) Mr. Outlaw made a gift of 580 Shares to his minor daughter on December 19, 2000,
(ii) Mr. McKinnon made a gift of 4,000 shares to charitable organizations on February 13, 2001, and (iii) Dr. Payton exercised an option to purchase 330 Shares at an exercise price of $15.64 per Share and sold such Shares in the open market on February 14, 2001 at a price of $39.67.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to:

     - A tender offer for or other acquisition of our securities by us, any of our subsidiaries or any other person;

     - An extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

     - A purchase, sale or transfer of a material amount of assets of us or any of our subsidiaries; or

     - Any material change in our present dividend rate or policy, or indebtedness or capitalization.

     Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION

     (a) Georgia Business Corporation Code.

     As a Georgia corporation, we are subject to Section 14-2-1131 of the GBCC. In general, Section 14-2-1131 would prevent an "interested shareholder" (generally defined as a person beneficially owning 10% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 14-2-1131) with a Georgia corporation for five years following the date such person became an interested shareholder unless:

     - Before such person became an interested shareholder, the board of directors of the corporation approved the business combination or transaction in which the interested shareholder became an interested shareholder;

     - Upon consummation of the transaction which resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owned at least 90% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by persons who are directors or officers, their affiliates or associates, subsidiaries of the Company, any employee stock option plan under which participants do not have the right to determine confidentially the extent to which shares held under such plan will be tendered in a tender or exchange offer); or

     - Following the transaction in which such person became an interested shareholder, the shareholder acquired additional shares resulting in the interested shareholder being the beneficial owner of at least 90% of the outstanding voting stock of the Company (as calculated above) and the business combination was approved at an annual or special meeting of shareholders by the holders of a majority of the voting stock entitled to vote thereon, excluding the voting stock beneficially owned by the interested shareholder (and those listed in the parenthetical above).

In accordance with the provisions of Section 14-2-1131, our Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 14-2-1131 are inapplicable to the Merger and the transactions contemplated thereby.

     (b) Regulatory Approvals.

     United States Antitrust Compliance.

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, the Purchaser has advised the Company that it has filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on February 13, 2001. The waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, 15 days after such filing. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from the Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by the Purchaser with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

     The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Compass or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and the Purchaser has advised the Company that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Item 3.

     Exon-Florio.

     The provisions of the Exon-Florio amendment to the Omnibus Trade and Competitiveness Act of 1988 authorize the President to investigate and, if he deems it necessary, to suspend or prohibit any "merger, acquisition or takeover" of a U.S. company that would result in foreign control of the company, where such control would "threaten to impair the national security." The President has delegated his authority to receive notices of transactions and to conduct investigations to the Committee on Foreign Investment in the United States, an interagency committee chaired by the Secretary of the Treasury.

     A party or parties to a transaction may, but are not required to, submit to the Committee on Foreign Investment in the United States a voluntary notice of the transaction. In general, if the parties submit such a notice, the Committee on Foreign Investment in the United States has 30 days in which to make an initial determination whether to conduct an investigation. If the Committee on Foreign Investment in the United States decides that an investigation is warranted, it typically has 45 days in which to complete the investigation and make a recommendation to the President, including whether to take action to prohibit the merger. If the Committee on Foreign Investment in the United States declines to initiate a 45-day investigation, the review process concludes and the transaction is, in effect, approved.

     The Company and Compass intend to submit a joint voluntary notice of acquisition to the Committee on Foreign Investment in the United States. The filing of this notice is not a condition to the Offer. Although we do not anticipate that the Committee on Foreign Investment in the United States will recommend that the President suspend or prohibit the merger, such a recommendation could be made.

     (c) The Purchaser's Designation of Persons to be Elected to the Board of Directors.

     The Information Statement attached as Annex A to this Statement is being furnished in connection with the possible designation by Compass, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of our shareholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 1         --  Offer to Purchase of Yorkmont One, Inc., dated as of
               February 16, 2001. [Incorporated by reference to Exhibit
               (a)(1)(A) to Schedule TO of Purchaser filed on February 16,
               2001.]
 2         --  Form of Letter of Transmittal. [Incorporated by reference to
               Exhibit (a)(1)(B) to Schedule TO of Purchaser filed on
               February 16, 2001.]
 3         --  Agreement and Plan of Merger by and among Compass Group PLC,
               Yorkmont One, Inc., and the Company dated as of February 6,
               2001, as amended. [Incorporated by reference to Exhibit
               (d)(1) to the Schedule TO of Purchaser filed on February 16,
               2001.]
 4         --  Form of Indemnification Agreement between the Company and each of its directors and executive officers. [Incorporated by reference to Exhibit 16 of the Company's Registration
               Statement on Form 10 filed with the Commission on February
               8, 1996.]
 5         --  Form of Change of Control Agreement between the Company and each of its executive officers. [Incorporated by reference to Exhibit 17 of the Company's amendment to Registration
               Statement on Form 10/A filed with the Commission on February
               29, 1996.]
 6         --  Employment Agreement and Addendum, each dated as of February
               5, 2001, by and between the Company and Glenn A. Davenport.
               [Incorporated by reference to Exhibit (d)(3) to Schedule TO of Purchaser filed on February 16, 2001.]
 7         --  Employment Agreement and Addendum, each dated as of February
               5, 2001, by and between the Company and K. Wyatt Engwall.
               [Incorporated by reference to Exhibit (d)(4) to Schedule TO of Purchaser filed on February 16, 2001.]
 8         --  Employment Agreement and Addendum, each dated as of February
               5, 2001, by and between the Company and Gary L. Gaddy.
               [Incorporated by reference to Exhibit (d)(5) to Schedule TO of Purchaser filed on February 16, 2001.]
 9         --  Form of Amendment to Rights Agreement, dated as of February
               5, between the Company and SunTrust Bank, Atlanta, as Rights
               Agent.
 10        --  Form of Waiver between the Company and each of its directors and executive officers.
 11        --  Joint press release issued by the Company and Compass Group
               PLC, on February 6, 2001. [Incorporated by reference to
               Exhibit 99.2 of the Company's Current Report on Form 8-K
               filed with the Commission on February 6, 2001.]
 12        --  Letter to shareholders of the Company dated February 16,
               2001.
 13        --  Composite Bylaws of the Company.
 14        --  Opinion of Bear, Stearns & Co. Inc. dated February 6, 2001
               (included as Annex B hereto).

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      MORRISON MANAGEMENT SPECIALISTS, INC.

                                      By: /s/ K. WYATT ENGWALL
                                         ---------------------------------------
                                         Name: K. Wyatt Engwall
                                         Title: Chief Financial Officer

Dated: February 16, 2001

                                                                         ANNEX A

                     MORRISON MANAGEMENT SPECIALISTS, INC.
                           1955 LAKE PARK DRIVE, S.E.
                                   SUITE 400
                             SMYRNA, GEORGIA 30080

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                            EXCHANGE ACT OF 1934 AND
                             RULE 14F-1 THEREUNDER

                               February 16, 2001

     This information statement (the "Information Statement") is being furnished by Morrison Management Specialists, Inc., a Georgia corporation (the "Company"), to its shareholders in connection with the possible designation by Yorkmont One, Inc., a Georgia corporation (the "Purchaser") and a wholly-owned indirect subsidiary of Compass Group PLC, a public limited company incorporated in England and Wales ("Compass"), pursuant to the Agreement and Plan of Merger dated as of February 6, 2001 (the "Merger Agreement") among the Company, Compass and the Purchaser, of persons to be elected to the Board of Directors of the Company other than at a meeting of the Company's shareholders.

     Pursuant to the Merger Agreement, the Purchaser commenced a tender offer (the "Offer") disclosed in the Tender Offer Statement on Schedule TO dated February 16, 2001. The terms and conditions of the Offer are set forth in the Offer to Purchase dated February 16, 2001 (the "Offer to Purchase") and related Letter of Transmittal, which are being mailed by the Purchaser to the Company's shareholders concurrently herewith. The Merger Agreement also provides, among other things, for the merger (the "Merger") of the Purchaser into the Company, with the Company surviving as a wholly-owned subsidiary of Compass, as more fully described in the Offer to Purchase and in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") being mailed to the Company's shareholders concurrently herewith.

     The Company had 12,783,834 shares of common stock, $.01 par value per share ("Common Stock"), outstanding as of December 31, 2000.

                       BOARD OF DIRECTORS OF THE COMPANY

GENERAL

     Our Articles of Incorporation provide for three classes of directors with staggered, three-year terms of office and provide that upon the expiration of the term of office for a class of directors, the nominees for that class will be elected for a term of three years to serve until the election and qualification of their successors or until their earlier resignation, death or removal from office. Our Articles of Incorporation and its Bylaws provide that the Board of Directors shall consist of not less than three nor more than 12 directors and authorize the exact number to be fixed from time to time by resolution of a majority of the Board of Directors or by the affirmative vote of the holders of at least 80% of all outstanding shares entitled to be voted in the election of directors voting together as a single class. The Board of Directors has fixed the exact number of members of the Board of Directors at eight.

     The Merger Agreement provides that, promptly upon acceptance for payment by the Purchaser of shares of Common Stock pursuant to the Offer, the Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, as will give the Purchaser representation on the Board of Directors equal to at least that number of directors equal to the product of (a) the total number of directors on the Board of Directors multiplied by (b) the percentage that the number of shares of Common Stock so accepted for payment bears to the number of shares of Common Stock outstanding, and we will, at such time, at the election of the Purchaser either increase the size of the Board of Directors or use its best efforts to cause the appropriate number of directors who are members of the Board of Directors as of the date of the Merger Agreement to resign and the Purchaser designees to be appointed or elected to fill the vacancies thereby created in conformity with the Georgia Business Corporation Code (the "GBCC"), our Articles of Incorporation and the Bylaws and other applicable law. In addition, until the effective time of the Merger (the "Effective Time"), there will be a sufficient number of directors (as required by the New York Stock Exchange, Inc. ("NYSE")) on the Board of Directors who are directors as of the date of the Merger Agreement and who are neither designees nor officers, directors, full-time employees or affiliates of Compass or the Purchaser nor full-time employees of the Company (the "Independent Directors"); provided, however, that if the number of Independent Directors is reduced below the number required by the NYSE for any reason, the Board of Directors will, subject to the approval of the remaining Independent Directors, if any, designate a person or persons to fill the vacancy or vacancies who are directors on the date of the Merger Agreement and not an officer, director, full-time employee or affiliate of Compass or the Purchaser nor a full-time employee of the Company, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement.

     The Purchaser has informed us that in the event the Purchaser accepts for payment a majority of the outstanding shares of Common Stock on a fully-diluted basis, the Purchaser will request the Company to use its best efforts to cause five of the existing members of the Board of Directors to resign and to cause four nominees of the Purchaser to be appointed to the Board of Directors. We currently intend to request John B. McKinnon, A. Robert Outlaw, Jr. and Claire
L. Arnold to serve as Independent Directors. In addition, the Purchaser has informed us that it intends to ask Glenn A. Davenport to continue to serve on the Board of Directors following the consummation of the Offer.

     Information concerning the Purchaser's director designees is set forth in Attachment I hereto. Such information was provided by Compass and we assume no responsibility for the accuracy or completeness thereof.

     The Merger Agreement provides that following the election or appointment of the Purchaser's designees pursuant to the provisions described above and until the Effective Time, any amendment of the Merger Agreement or the Articles of Incorporation or Bylaws of the Company, any termination of the Merger Agreement by us, any extension by us of the time for the performance of any of the obligation or other acts of Compass or the Purchaser, any waiver of any of the Company's rights thereunder, or any transaction between Compass (or any affiliate or associate thereof) and the Company will require the concurrence of a majority of the Independent Directors. The Independent Directors will have the authority to retain such counsel and other advisors at the expense of the Company as are reasonably appropriate to assist them in the exercise of their duties in connection with Merger Agreement. In addition, the Independent Directors will have the authority to institute any action on behalf of the Company to enforce performance of the Merger Agreement.

CURRENT DIRECTORS

  Class II -- Term Expiring 2003

     Our current Class II directors, with terms expiring in 2003, are:

     CLAIRE L. ARNOLD, 54, Director since 1996
     - Chairman and Chief Executive officer of Leapfrog Services, Inc., a privately-held technical outsourcing company, 1998-present
     - President and Chief Executive Officer of Nicotiana Enterprises, Inc., 1979-1995
     - Chief Executive Officer of NCC L.P., 1992-1994
     - Chairman, Chief Executive Officer and President of NCC L.P., 1979-1992
     - Director of Morrison Restaurants Inc., 1994-1996
     - Member of the Board of:
      - Schweitzer-Mauduit International, Inc.
      - Ruby Tuesday, Inc.
      - International Multifoods, Inc.

     GLENN A. DAVENPORT, 47, Director since 1996
     - Chairman of the Board, President and Chief Executive officer of the Company, July 1999-present
     - President, Chief Executive officer and Director of the Company, 1996-July 1999
     - President of the Health Care Division of Morrison Restaurants Inc.'s Morrison Group, 1993-1996
     - Senior Vice President of Morrison Restaurants Inc.'s Hospitality Group, 1990-1993
     - Member of the Board of foodbuy.com

  Class I -- Term Expiring 2002

     Our current Class I directors, with terms expiring in 2002, are:

     E. EUGENE BISHOP, 70, Director since 1996
     - Retired since 1995
     - Chairman of the Board of Morrison Restaurants Inc., 1986-1995
     - Chief Executive officer of Morrison Restaurants Inc., 1980-1992
     - Director of Morrison Restaurants Inc., 1963-1996

     A. ROBERT OUTLAW, JR., 46, Director since 1996
     - Chairman of the Board and Chief Executive Officer of Marshall Biscuit Company, 1985-present
     - Founder of Marshall Biscuit Company, 1985
     - Cafeteria management and finance for Morrison Restaurants Inc., 1978-1985

     FRED L. BROWN, 60, Director since 1996
     - Immediate past Chairman of the American Hospital Association
     - Vice Chairman of St. Louis-based BJC Health System since January 1999
     - Founding President and Chief Executive Officer of BJC Health System, 1993-December 1998
     - Member of President Clinton's Council on Year 2000 (Y2K) Conversion since January 1999
     - Visiting professor, George Washington University, Washington, D.C.
     - Member of the Board of:
      - Citation Computers, Inc.
      - Commerce Bancshares, Inc.
      - American Hospital Association
      - Curon Medical, Inc.
      - Xcare.net

  Class III -- Term Expiring 2001

     Our current Class III directors, with terms expiring in 2001, are:

     JOHN B. MCKINNON, 66, Director since 1996
     - Investor and Business Advisor since 1995
     - Chairman of the Board of the Company, 1996-July 1999
     - Director of Morrison Restaurants Inc., 1989-1996
     - Dean of Babcock Graduate School of Management at Wake Forest University, 1989-1995
     - President of Sara Lee Food Service, 1988-1989
     - President of Sara Lee Corporation, 1986-1988
     - Member of the Board of:
      - Premark International, Inc.
      - Ruby Tuesday, Inc.

     DR. BENJAMIN F. PAYTON, 68, Director since 1996
     - President of Tuskegee University, 1981-present
     - Member of the Board of:
      - AmSouth Bancorporation
      - AmSouth Bank, N.A.
      - The Liberty Corporation

      - Praxair, Inc.
      - Ruby Tuesday, Inc.

     MICHAEL F. CORBETT, 49, Director since 1998
     - President of Michael F. Corbett & Associates, LTD. since 1996
     - Chairman and Executive Director of The Outsourcing Research Council since 1997
     - Chairman of The Corbett Group since 1998
     - Member of the Advisory Board of Human Capital Services, Inc. since 1998
     - Member of the Editorial Board of InfoServices since 1998
     - Member of the Editorial Board of The Outsource Report since 1997
     - Co-founder and Director of The Outsourcing Institute, 1993-1996
     - Assistant Director of The Graduate Center for Public Policy & Administration, Marist College, 1992-1995
     - Member of the Board of:
      - Janus Associates, Inc.
      - Providyn LLP

                      BENEFICIAL OWNERSHIP OF COMMON STOCK

     This table shows how much of our Common Stock is owned by Directors, Named Executives (as defined below) and owners of more than 5% of our outstanding Common Stock as of December 31, 2000. An asterisk indicates beneficial ownership of less than one percent of the outstanding shares.

                           BENEFICIAL OWNERSHIP TABLE

                                                              SHARES      RIGHT TO
NAME OF BENEFICIAL OWNER                                     OWNED(1)    ACQUIRE(2)   PERCENT OF CLASS
------------------------                                     ---------   ----------   ----------------
GeoCapital, LLC(3).........................................  1,386,528          0           10.8%
A. R. Outlaw, Jr.(4).......................................    794,442      2,200            6.2%
E. E. Bishop(5)............................................    239,607     11,425            1.9%
G. A. Davenport(6).........................................     41,164     77,256              *
R. C. Roberson.............................................     23,054          0              *
J. D. Underhill............................................     25,286          0              *
K. W. Engwall..............................................     18,209     25,320              *
J. B. McKinnon.............................................     11,998     13,947              *
F. L. Brown................................................     10,087     13,472              *
C. L. Arnold...............................................      7,435     12,211              *
B. F. Payton...............................................      6,268      9,002              *
G. L. Gaddy................................................     10,908     27,500              *
M. F. Corbett..............................................      1,441      9,462              *
Directors and executive officers as a group (15 people)....  1,226,731    210,844            9.6%

---------------

(1) These amounts include shares for which the named person has sole or shared voting and investment power.
(2) These amounts reflect shares that could be purchased by the exercise of stock options which are currently exercisable or which are exercisable within 60 days of December 31, 2000.
(3) The address of GeoCapital, LLC is 45th Floor, 767 Fifth Avenue, New York, New York 10153-4590. The information presented is based on Schedule 13G, as amended, filed by GeoCapital, LLC reporting beneficial ownership as of December 31, 2000.
(4) Mr. Outlaw's address is c/o Marshall Biscuit Company, Inc., 100 Jacinto Port Blvd., Saraland, Alabama 36571. The information presented includes 7,590 shares owned by Mr. Outlaw's spouse.
(5) Includes 2,258 shares owned by Mr. Bishop's spouse.
(6) Includes 1,100 shares owned by Mr. Davenport's spouse.

                      COMPLIANCE WITH SECTION 16(A) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers, directors and greater than 10% shareholders ("Reporting Persons") to file certain reports with the Securities and Exchange Commission (the "SEC") and the New York Stock Exchange ("Section 16 Reports") with respect to beneficial ownership of our Common Stock. Directors, executive officers and greater than 10 percent shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on review of the Section 16 Reports furnished to the Company by its Reporting Persons and, where applicable, any written representation by any of them that no other reports were required, we believe that during fiscal year 2000, all of our directors, executive officers and greater than ten percent beneficial owners complied with these requirements.

                         DIRECTORS' FEES AND ATTENDANCE

     The Board of Directors met eight times during fiscal year 2000. Each director other than Mr. Corbett attended more than 75% of the meetings of the board and of committees of which they were members. Mr. Corbett missed the February 7, February 23 and April 12 special meetings of the Board of Directors due to prior business commitments.

     Each director who is not an employee of the Company receives $20,000 annually. In addition, effective June 1, 2000 each director may receive a stock option grant of up to 3,000 options under the Directors' Plan based upon the Company reaching established strategic objectives. Directors who are also employees of the Company are not separately compensated for their services as directors.

     Our Stock Incentive and Deferred Compensation Plan for Directors (the "Directors' Plan") permits non-employee directors to defer all or a portion (in 25 percent increments) of their retainer (other than any portion of the retainer allocated to Stock Awards, as described below) and/or any additional meeting and committee fees to a deferred compensation account. Deferred compensation accounts are credited as of the last day of each fiscal quarter with an assumed rate of interest equal to 90-day U.S. Treasury Bills, based on the weighted average balance of that account during that fiscal quarter. A director who defers compensation will not receive it until:

     - the date of the director's 70th birthday; or

     - the date the director ceases to be a member of the Board of Directors.

     Under our Directors' Plan, non-employee directors who do not attain the "Target Ownership Level," as defined below, are deemed to have elected to direct that 60 percent of their retainer be allocated to the purchase of Common Stock on their behalf. Non-employee directors who have attained the Target Ownership Level may elect that up to 100 percent of their retainer be allocated to the purchase of Common Stock on their behalf (collectively, the "Stock Awards"). A director will be treated as having attained the Target Ownership Level if he or she owns, on the first day of that fiscal quarter, at least a number of shares of Common Stock with a fair market value equal to 10 multiplied by that director's annual retainer.

     Each director who has a discretionary or deemed election in effect for a fiscal quarter to purchase Stock Awards will be issued the number of shares of Common Stock equal to the amount of the retainer so allocated, multiplied by
1.15 and divided by the fair market value of a share of Common Stock as of the issue date. Common Stock so purchased may not be transferred within three years of the date of purchase, except in the event of death, disability, retirement on or after age 70 or unless the committee administering the Directors' Plan waives this restriction.

     Our Directors' Plan provides that each non-employee director who receives a Stock Award for a fiscal quarter will be awarded an option as of the first day of that fiscal quarter to purchase shares of Common Stock equal to three times the number of shares issued pursuant to the discretionary election or deemed election, as the case may be.

     Under our Directors' Plan, each non-employee director receives a one-time option award of 5,000 shares of Common Stock as of the date he or she is first elected to the Board of Directors. Each non-employee director who is re-elected to the Board of Directors receives an option award of 2,000 shares of Common Stock as of the date he or she is re-elected.

     Options issued under our Directors' Plan:

     - Will become fully exercisable six months following the date of grant;

     - Will be exercisable at the fair market value of our Common Stock as of the date of the option grant; and

     - Will generally expire upon the fifth anniversary of the date on which it was granted.

                            COMMITTEES OF THE BOARD

     The Board of Directors is responsible for the overall affairs of the Company. To assist the Board of Directors in carrying out this responsibility, the Board has delegated certain authority to three committees.

              NAME OF                             FUNCTIONS                   NUMBER OF
             COMMITTEE                             OF THE                 MEETINGS IN FISCAL
            AND MEMBERS                           COMMITTEE                   YEAR 2000
  AUDIT COMMITTEE:
  E. Eugene Bishop, Chairman         - Maintains communications with the
  Claire L. Arnold                     Company's independent auditors as
  Fred L. Brown                        to the nature of the auditors'             3
  Michael F. Corbett                   services, fees and other
  John B. McKinnon                     significant matters.
  A. Robert Outlaw, Jr.              - Reviews the Company's internal
  Dr. Benjamin F. Payton               control procedures.
                                     - Makes recommendations to the
                                     Board with respect to the Company's
                                       internal control procedures.
  COMPENSATION AND STOCK OPTION
     COMMITTEE:
  Claire L. Arnold, Chairman         - Reviews and recommends
  E. Eugene Bishop                     compensation of officers.
  Fred L. Brown                      - Reviews and recommends the                 5
  Michael F. Corbett                   granting of stock options.
  John B. McKinnon
  A. Robert Outlaw, Jr.
  Dr. Benjamin F. Payton
  NOMINATING COMMITTEE:
  Fred L. Brown, Chairman            - Reviews the structure of the
  Claire L. Arnold                   Board to assure proper skills and
  E. Eugene Bishop                     experience are represented on the          0
  Michael F. Corbett                   Board.
  John B. McKinnon                   - Proposes nominees for Board
  A. Robert Outlaw, Jr.                membership to the full Board
  Dr. Benjamin F. Payton               based upon recommendations of the
                                       Chairman, and other Board
                                       members, in consultation with the
                                       Chief Executive officer.
                                     - Reviews potential conflicts of
                                       prospective Board members.
                                     - Periodically reviews and
                                     recommends to the full Board the
                                       size of the Board.
                                     - Recommends membership of the
                                       committees to the Board.

     A non-employee director serving on a Committee (other than the Chairman of such Committees) receives an annual retainer of $2,500 for each committee membership. Non-employee Committee members also receive $200 an hour for services performed on special assignments. Each Committee Chairman receives an annual retainer of $3,500.

     All of the members of the Audit Committee are independent, and the Board of Directors has adopted a written charter for the Company's Audit Committee, which is attached hereto as Attachment II, and is incorporated by reference herein.

     The Nominating Committee does not solicit director nominations but will consider recommendations from securityholders that are submitted to our Secretary in writing, indicating the nominee's qualifications and other relevant biographical information and providing confirmation of the nominee's consent to serve as a director.

                       EXECUTIVE OFFICERS OF THE COMPANY

     Executive officers of the Company are appointed by and serve at the discretion of the Company's Board of Directors. Information regarding the Company, executive officers as of February 1, 2001 is provided below.

NAME                                         AGE              POSITION WITH THE COMPANY
----                                         ---              -------------------------
G. A. Davenport............................  47    President, Chief Executive Officer and Chairman
                                                     of the Board of Directors
K. W. Engwall..............................  53    Chief Financial Officer and Assistant Secretary
J. E. Fountain.............................  50    Vice President, General Counsel and Secretary
J. D. Underhill............................  55    President, Morrison Healthcare Food Services
E. D. Dolloff..............................  55    President, Morrison Senior Dining
G. L. Gaddy................................  47    Executive Vice President, Sales and Marketing
R. C. Roberson.............................  57    Division vice President, Morrison Healthcare
                                                     Food Services
G. T. Levins...............................  38    Division Vice President, Morrison Healthcare
                                                     Food Services

     GLENN A. DAVENPORT has been President and Chief Executive Officer of the Company since the Distribution in March 1996. He was President of the Health Care Division of MRI's Morrison Group from November 1993 until the distribution of the Company Common Stock to shareholders of Ruby Tuesday, Inc. in March 1996 (the "Distribution"). Prior thereto, he served as Senior Vice President, Hospitality Group of MRI from February 1990 through November 1993 and in various other capacities since joining MRI in November 1973.

     K. WYATT ENGWALL has been Chief Financial Officer and Assistant Secretary of the Company since the Distribution in March 1996. Prior thereto, he was Vice President, Controller of MRI's Ruby Tuesday Group from January 1994 until March 1996. He served as Vice President of Financial Planning of MRI from January 1993 through January 1994, Vice President and Controller of MRI's Contract Dining Division from October 1991 through January 1993 and as Controller of MRI's former Morrison's Management Services (Contract Dining) Division from October 1986 through October 1991. Mr. Engwall joined MRI in 1983 as a Financial Systems Analyst.

     JOHN E. FOUNTAIN has been Vice President, General Counsel and Secretary of the Company since the Distribution in March 1996. He was Vice President, Legal of MRI's Morrison Group from August 1994 until March 1996. He served as Senior Attorney of MRI from December 1991 through August 1994. Prior thereto, he served as Staff Attorney of MRI from October 1978 through December 1991.

     JERRY D. UNDERHILL has been President of the Morrison Healthcare Food Service Division since its inception in June 1999. He was Senior Vice President, Operations of the Company from the Distribution in March 1996 to June 1999. From September 1995 until March 1996 he was Senior Vice President, Retail Development of the Health Care Division of MRI's Morrison Group. Prior thereto, he was Senior Vice President, Development of the Family Dining Division of MRI's Morrison Group from March 1993 to September 1995. Mr. Underhill was President of Mid-Continent Restaurants (currently known as Bravo Restaurants) from July 1988 to March 1993.

     EUGENE D. DOLLOFF has been President of the Morrison senior Dining Division since is its inception in March 1999. He was co-founder and President of Culinary Service Network, Inc., a senior dining contract management company, from April 1982 to September 1998. Prior thereto he served in various operational capacities with Stouffer's Management Food Service from January 1976 to February 1982.

     GARY L. GADDY has been Executive Vice President, Sales and Marketing of the Company since June 2000. He was Senior Vice President, Sales and Marketing of the Company from March 1998 to June 2000. Prior thereto, he was Vice President, Health Systems for the Company from July 1997 to March 1998. Mr. Gaddy was Vice President of Sales and Marketing for EmCare, Inc., an emergency medicine contract management company from January 1995 to July 1997. He was Vice President/General Manager of Business Development for HMSS Management, Inc., a home infusion company, from August 1990 to December 1994. Mr. Gaddy has over 20 years of sales and marketing experience in the healthcare industry.

     RICHARD C. ROBERSON has been a Division Vice President of the Company since October 1997. He was a Regional Vice President of the Company since the Distribution in March 1996. Prior thereto, he served MRI's Health Care Division in various capacities, including as a Regional Vice President, District Manager and Food Service Director.

     GEORGE T. LEVINS has been a Division Vice President of the Company since June 1999. He was a Regional Vice President of the Company from January 1998 to June 1999. Prior thereto, he was a Regional Director of Operations from January 1997 to June 1999 and a director of Food and Nutrition Services from June 1996 to January 1997. He served in various operational capacities with Baxter Healthcare from June 1989 to June 1996, including Account Manager, Region Manager and Sales Manager. Mr. Levins served in the Marine Corps from June 1985 to May 1989.

                             EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned in fiscal year 2000, 1999 and 1998 by our Chairman of the Board, President and Chief Executive Officer and the four other most highly compensated executive officers in fiscal year 2000 ("Named Executives"):

                           SUMMARY COMPENSATION TABLE

                                                                                            LONG TERM
                                               ANNUAL COMPENSATION                     COMPENSATION AWARDS
                                 -----------------------------------------------   ---------------------------
                                                                  OTHER ANNUAL       RESTRICTED       AWARDS        ALL OTHER
                                  FISCAL     SALARY     BONUS     COMPENSATION          STOCK        OPTIONS/      COMPENSATION
NAME AND PRINCIPAL POSITION        YEAR        ($)     ($)(1)          ($)          AWARDS ($)(2)     SARS(3)         ($)(4)
---------------------------      ---------   -------   -------   ---------------   ---------------   ---------    --------------
G.A. Davenport.................    2000      393,000   225,000         8,325           240,560        58,888          7,193
  Chairman and Chief               1999      339,846   172,000        11,127           303,135        97,239          4,049
  Executive Officer                1998      287,908   145,000         8,145           173,391        69,706          6,121
G.L. Gaddy.....................    2000      185,985    56,452         7,654           109,631        39,213              0
  Executive Vice President,        1999      173,077    70,000        12,021           125,990        39,735              0
  Sales and Marketing              1998      135,577    85,673        76,440(5)         75,675        29,532              0
K.W. Engwall...................    2000      199,238    80,000         7,509            91,526        20,938          9,001
  Chief Financial Officer          1999      188,461    76,400             0           137,523        46,436          4,731
  and Assistant Secretary          1998      158,000    63,200        20,000(5)         75,578        30,382          3,653
J.D. Underhill.................    2000      196,923    80,000         7,200            91,526        48,433          4,340
  President, Morrison              1999      178,077    72,000         6,518           129,602        44,009          3,184
  Healthcare Food Services         1998      154,182    62,000             0            91,790        32,897          2,000
R.C. Roberson..................    2000      156,175    46,800         6,538            50,421        23,217          8,069
  Division Vice President,         1999      141,538    37,900         3,432            80,999        26,668          6,132
  Morrison Healthcare Food         1998      119,857    35,500         4,384            47,933        20,264          5,473
  Services

---------------

(1) Does not include "bonus shares" and bonuses paid in restricted stock (see footnote (2) below).
(2) Under our Management Stock Option Program, any bonus payable to the Named Executives under our annual incentive bonus program in excess of the target level of performance is paid in restricted stock valued at the fair market value of our Common Stock on the first day of the subsequent fiscal year. For each share paid in lieu of bonus, the executive receives an additional .15 of a share of restricted stock.

    Additionally, the executive receives an option to purchase three times the aggregate number of shares of restricted stock received. Stock options granted in connection with bonus paid in restricted stock are included in the "Awards Options/SARs" column. The executive will forfeit the restricted stock and the related options if his employment is terminated within 18 months following the date of the award unless the termination was due to death, retirement or disability. For fiscal year 2000, the Company allowed Named Executives to subject previously owned, freely tradable shares to restrictions and forfeitability provisions in lieu of receiving newly issued restricted shares in payment of bonus in excess of target level of performance. However, for purposes of the table, these restricted shares have been treated the same as newly issued restricted shares. Holders of restricted stock are paid the same dividends as holders of non-restricted stock. The amounts in this column include the value of the restricted stock, including the bonus shares, received as described above. Under our Management Stock Option Program, eligible employees may purchase shares of Common Stock up to established annual limits if pre-established corporate, region, or account goals, as the case may be, are achieved. For each share purchased under the Management Stock Option Program, the participant receives .15 of a "bonus share" and an option to purchase three times the number of shares purchased and the related bonus shares. Stock options granted in connection with purchases of stock are included in the Awards Options/SARs column. The shares purchased and the related bonus shares are subject to a two-year or three-year restriction on resale. The amounts in this column include the value of the bonus shares, if any, received in connection with the purchase of shares of Common Stock under the Management Stock Option Program.

(3) Includes stock options granted under the Management Stock Option Program in connection with shares purchased or restricted stock issued to the Named Executives as described in footnote (2) above.

(4) "All other compensation" consists of:

     - Company contributions to the Deferred Compensation Plan;

     - Executive group life and accidental death and dismemberment insurance premiums paid for by the Company;

     - Split-dollar life insurance premiums paid for by the Company; and

     - Company contributions to our 401(k) plan.

     The following table shows the amount of each category of "all other compensation" received by each of the named individuals in fiscal year 2000:

                             ALL OTHER COMPENSATION

                             DEFERRED COMPENSATION   EXECUTIVE GROUP LIFE   SPLIT-DOLLAR LIFE    401(K) MATCHING
NAME                                 PLAN             INSURANCE PREMIUMS    INSURANCE PREMIUMS    CONTRIBUTION
----                         ---------------------   --------------------   ------------------   ---------------
G.A. Davenport.............         $3,469                   $158                 $1,378             $2,188
G.L. Gaddy.................              0                      0                      0                  0
K.W. Engwall...............          6,756                    196                    997              1,052
J.D. Underhill.............            462                    366                    435              3,077
R.C. Roberson..............          6,303                    280                  1,112                374

---------------

(5) Represents relocation-related expenses.

                       OPTION GRANTS IN FISCAL YEAR 2000

                                        % OF TOTAL
                                         OPTIONS/
                                           SARS
                            NUMBER OF    GRANTED
                            OPTIONS/        TO       EXERCISE
                              SARS      EMPLOYEES    OR BASE
                             GRANTED    IN FISCAL     PRICE     EXPIRATION
                             (#)(1)      YEAR(%)      ($/SH)       DATE
                            ---------   ----------   --------   ----------
G.A. Davenport............   36,221       5.4351     18.7500     01/06/05
                             21,095       3.1654     27.0000     06/01/10
                              1,572       0.2359     27.0000     06/01/05
G.L. Gaddy................   17,200       2.5809     18.7500     01/06/05
                              7,013       1.0523     27.0000     06/01/10
                              1,800       0.2701     27.0000     06/01/05
K.W. Engwall..............   12,880       1.9327     18.7500     01/06/05
                              7,500       1.1254     27.0000     06/01/10
                              5,109       0.7666     27.0000     06/01/05
                                558       0.0837     27.0000     06/01/05
J.D. Underhill............   27,500       4.1265     22.7273     06/30/09
                             12,880       1.9327     18.7500     01/06/05
                              7,500       1.1254     27.0000     06/01/10
                              5,109       0.7666     27.0000     06/01/05
                                558       0.0837     27.0000     06/01/05
R.C. Roberson.............    6,815       1.0226     18.7500     01/06/05
                              4,922       0.7386     27.0000     06/01/10
                              2,985       0.4479     27.0000     06/01/05
                             11,000       1.6506     17.8409     06/04/09
                                480       0.0720     27.0000     06/01/05

                                 POTENTIAL REALIZABLE VALUE AT ASSUMED ANNUAL RATE OF
                                      STOCK PRICE APPRECIATION FOR OPTION TERM(2)
                            ---------------------------------------------------------------
                                        5%($)                            10%($)
                            ------------------------------   ------------------------------
                                            MARKET PRICE                     MARKET PRICE
                                             REQUIRED TO                      REQUIRED TO
                            DOLLAR GAINS   REALIZE DOLLAR    DOLLAR GAINS   REALIZE DOLLAR
                                ($)        GAINS ($/SHARE)       ($)        GAINS($/SHARE)
                            ------------   ---------------   ------------   ---------------
G.A. Davenport............    187,635          23.9303         414,624          30.1971
                              358,196          43.9802         907,740          70.0310
                               11,726          34.4596          25,912          43.4838
G.L. Gaddy................     89,101          23.9303         196,889          30.1971
                              119,082          43.9802         301,777          70.0310
                               13,427          34.4596          29,671          43.4838
K.W. Engwall..............     66,722          23.9303         147,438          30.1971
                              127,351          43.9802         322,733          70.0310
                               38,111          34.4596          84,216          43.4838
                                4,162          34.4596           9,198          43.4838
J.D. Underhill............    393,060          37.0204         996,090          58.9488
                               66,722          23.9303         147,438          30,1971
                              127,351          43.9802         322,733          70.0310
                               38,111          34.4596          84,216          43.4838
                                4,162          34.4596           9,198          43.4838
R.C. Roberson.............     35,304          23.9303          78,012          30.1971
                               83,576          43.9802         211,799          70.0310
                               22,267          34.4596          48,204          43.4838
                              123,421          29.0609         312,772          46.2747
                                3,581          34.4596           7,912          43.4838

---------------

(1) The options were granted under the Stock Incentive Plan. They expire in five or ten years and become exercisable in two or three years after the date of the grant. In the event of certain changes of control of the Company, the options will vest fully unless the Compensation and Stock Option Committee elects to cash-out the options.
(2) The potential realizable values are:

     - Calculated using the following formula: [Market Price at Grant Date X (1 + Stock Price Appreciation Rate)-Exercise Price X Number of Underlying Shares];

     - Based on 5% or 10% annualized compound rates of increase over the option term.

                AGGREGATED OPTION EXERCISES IN FISCAL YEAR 2000
                       AND FISCAL YEAR-END OPTION VALUES

                                                                      NUMBER OF             VALUE OF UNEXERCISED
                                                                 UNEXERCISED OPTIONS       IN-THE-MONEY OPTIONS AT
                                 SHARES                        AT FISCAL YEAR END (#)      FISCAL YEAR END ($)(2)
                              ACQUIRED ON    VALUE REALIZED   -------------------------   -------------------------
NAME                          EXERCISE (#)       ($)(1)       EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----                          ------------   --------------   -------------------------   -------------------------
G.A. Davenport..............     65,305         389,021            339,774/219,861           4,370,205/2,237,969
G.L. Gaddy..................     12,522               0                  0/148,395                   0/1,551,903
K.W. Engwall................     68,618         703,487              35,585/97,380               522,283/992,827
J.D. Underhill..............     11,277               0             92,558/124,977           1,202,100/1,122,233
R.C. Roberson...............     31,290         352,279                   0/71,641                     0/725,063

---------------

(1) Value realized is calculated as follows: [(Per Share Closing Price on date of exercise)-(Per Share Exercise Price)] X Number of Shares for which the option was exercised.
(2) Value of Unexercised, In-the-Money Options at Fiscal Year End is calculated as follows: [(Per Share Closing Sale Price on May 31, 2000)-(Per Share Exercise Price)] X Number of Shares Subject to

    Unexercised Options. The per share closing sale price on May 31, 2000, the last trading day of fiscal year 2000, was $27.1875.

BENEFIT PLANS

     Our executive officers are entitled to participate in all benefit plans which are generally available to our employees. In addition, our executive officers are entitled to participate in the following benefit plans, subject to the individual terms of each plan, as described below:

RETIREMENT PLAN

     Following the distribution of our stock and the stock of Morrison Fresh Cooking, Inc. (which was subsequently acquired by Piccadilly Cafeterias, Inc. through a merger in May 1998) by our predecessor, Morrison Restaurants Inc. ("MRII"), to its shareowners on March 9, 1996 (the "Distribution"), we became a co-sponsor of the Morrison Restaurants Inc. Retirement Plan (the "Retirement Plan"). Under the Retirement Plan, participants are entitled to receive benefits based upon salary and length of service. The Retirement Plan was frozen as of December 31, 1987, so that no additional benefits have accrued, and no new participants have been permitted since that date. The Retirement Plan is a tax-qualified, funded, defined benefit plan, which covers employees who had attained age 21 and had completed at least one year of full-time service with MRI by July 1, 1987. A participant's accrued annual benefit is determined generally by adding the following, as applicable:

     - percent of pay up to that year's Social Security Wage Base, plus 1 1/4 percent of pay over the Social Security Wage Base for each credited year of service (as defined in the Retirement Plan) commencing on or after January 1, 1986; and

     - percent of average pay for the highest consecutive five years from 1976 through 1985 up to $14,400, plus 1 1/4 percent of such pay in excess of $14,400, both multiplied by the number of credited years of service with MRI up to January 1, 1986.

     Normal retirement for purposes of the Retirement Plan is age 65, although a participant with at least five years of service may retire with a reduced benefit as early as age 55. Generally, benefits are paid in the form of a single life annuity if the participant is unmarried or a joint and survivor annuity if the participant is married, unless an alternative form of benefit payment is selected by the participant from among a range of options made available under the Retirement Plan. A participant's accrued benefit becomes vested upon completion of five years of service after age 18.

     Benefits payable under the Retirement Plan reduce the amount of benefits payable to a participant in the Executive Supplemental Pension Plan or the Management Retirement Plan, described below.

EXECUTIVE SUPPLEMENTAL PENSION PLAN

     Eligible Named Executives participate in our Executive Supplemental Pension Plan ("ESPP") adopted in March, 1996. The ESPP is a nonqualified, unfunded, defined benefit retirement plan for selected employees. Our employees who previously participated in the MRI Executive Supplemental Pension Plan prior to the Distribution are eligible to participate and receive full credit for benefit accrual purposes for their service with MRI prior to the Distribution, provided such employees have released Ruby Tuesday, Inc., the successor to MRI, from liability for benefits accrued prior to the Distribution under the MRI Executive Supplemental Pension Plan. (However, both Ruby Tuesday, Inc. and Morrison Fresh Cooking, Inc. agreed to be secondarily liable for certain benefits accrued under the ESPP to the extent of the amounts these employees had earned under the MRI Executive Supplemental Pension Plan as of the Distribution.) As a condition of entry to the ESPP, future participants must complete five years of consecutive service in one or more qualifying job positions and must have achieved a minimum salary threshold, as described in the ESPP.

     A participant's accrued benefit in the ESPP equals 2.5 percent of the participant's highest five-year average base salary multiplied by the participant's years and fractional years of continuous service (as defined in the ESPP) not in excess of 20 years; plus 1 percent of the participant's highest five-year average base salary multiplied by the participant's years and fractional years of continuous service in excess of 20 years, but not in excess of 30 years of such service; less the retirement benefit payable at the age of 65 in the form of a single life annuity payable to the participant under the Retirement Plan; and less the participant's primary Social Security benefits. Base salary includes commissions but excludes bonuses and other forms of remuneration other than base salary. Benefits are paid to a participant in the same manner as benefits may be paid under the Retirement Plan and become vested if the participant has completed ten years of service. If the participant is also entitled to benefits under the Retirement Plan, benefits payable under the ESPP must be in the same form as those payable under the Retirement Plan. Normal retirement for purposes of the ESPP is age 65, although a participant with at least five years of service may retire with a reduced benefit as early as age 55. Early retirement and change of control provisions allow designated participants to receive unreduced benefits as early as age 55 depending upon criteria specified in the ESPP. Change of control provisions also allow eligible participants to receive credit for up to three years of vesting service depending upon criteria specified in the ESPP. A participant's receipt of unreduced early retirement benefits is conditioned upon not competing with the Company for a period of two years following retirement.

     Estimated annual benefits payable upon retirement to persons in specified remuneration and years of continuous service classifications are shown in the following table. All amounts shown are for a single life annuity and assume that active participation in the ESPP continues until age 65. In accordance with the ESPP, the amounts shown are subject to reduction for Social Security benefits and benefits received under the Retirement Plan.

         EXECUTIVE SUPPLEMENTAL PENSION PLAN ESTIMATED ANNUAL BENEFITS
                FOR REPRESENTATIVE YEARS OF SERVICE TO AGE 65(1)

ANNUAL AVERAGE BASE SALARY                       10         15         20         25      30 OR MORE
--------------------------                    --------   --------   --------   --------   ----------
$125,000....................................  $ 31,250   $ 46,875   $ 62,500   $ 68,750    $ 75,000
 150,000....................................    37,500     56,250     75,000     82,500      90,000
 175,000....................................    43,750     65,625     87,500     96,250     105,000
 200,000....................................    50,000     75,000    100,000    110,000     120,000
 225,000....................................    56,250     84,375    112,500    123,750     135,000
 250,000....................................    62,500     93,750    125,000    137,500     150,000
 275,000....................................    68,750    103,125    137,500    151,250     165,000
 300,000....................................    75,000    112,500    150,000    165,000     180,000
 325,000....................................    81,250    121,875    162,500    178,750     195,000
 350,000....................................    87,500    131,250    175,000    192,500     210,000
 375,000....................................    93,750    140,625    187,500    206,250     225,000
 400,000....................................   100,000    150,000    200,000    220,000     240,000

---------------

(1) Accrued benefit in the ESPP equals:

     - 2.5 percent of the participant's highest five-year average base salary multiplied by the participant's years and fractional years of continuous service not in excess of 20 years; plus

     - 1 percent of the participant's highest five-year average base salary multiplied by the participant's years and fractional years of continuous service in excess of 20 years, but not in excess of 30 years; minus

     - Single life annuity payments payable to the participant at age 65 under the Retirement Plan; minus

     - The participant's primary Social Security benefits.

     Years of continuing service, to the nearest year, and current remuneration covered by the ESPP (base salary) for the eligible Named Executives are:

     - Mr. Davenport, 26 years, $393,000;

     - Mr. Engwall, 17 years, $199,238;

     - Mr. Underhill, 7 years, $196,923; and

     - Mr. Roberson, 38 years, $156,175.

MANAGEMENT RETIREMENT PLAN

     Effective as of March 7, 1996, we adopted our Management Retirement Plan ("MRP") to provide for a select group of management or highly compensated employees the security of receiving a defined level of retirement benefits. The MRP is a nonqualified, unfunded, defined benefit retirement plan for employees with 15 or more years of credited service (as defined in the MRP) and whose average annual compensation over a consecutive three calendar-year period equals or exceeds $40,000, which amount may be adjusted by us from time to time. Our employees who participated in the MRI Management Retirement Plan prior to the Distribution are eligible to participate and receive full credit for benefit accrual purposes for their service with MRI prior to the Distribution, provided such employees have released Ruby Tuesday, Inc., successor to MRI, from liability for benefits accrued prior to the Distribution under the MRI Management Retirement Plan. (However, Ruby Tuesday, Inc. and Morrison Fresh Cooking, Inc. both agreed to be secondarily liable for certain benefits accrued under the MRP to the extent of the amounts these employees had earned under the MRI Management Retirement Plan as of the Distribution.)

     A participant's single-life annuity accrued benefit in the MRP equals 1.5 percent of the participant's average compensation determined over the five-year period immediately preceding termination of employment multiplied by the participant's years of credited service not in excess of 20 years; plus 2 percent of the participant's average compensation determined over the five-year period immediately preceding termination of employment multiplied by the participant's years of credited service in excess of 20 years, but not in excess of 30 years; minus the sum of:

     - The participant's Retirement Plan benefits; plus

     - The participant's Social Security benefits; plus.

     - The participant's ESPP Benefit (as defined in the MRP).

     For purposes of determining a participant's accrued benefit, a year's compensation includes commissions and bonuses, but generally no form of remuneration is counted in excess of $100,000, which amount may be adjusted by us from time to time.

     Normal retirement for purposes of the MRP is age 65, although a participant may retire with a benefit as early as age 55. Change of control provisions also allow eligible employees to receive service credit for up to three years for purposes of determining eligibility for participation in the MRP. Generally, benefits are paid in the form of a single life annuity if the participant is unmarried or a joint and survivor annuity if the participant is married. If the participant is also entitled to benefits under the Retirement Plan, benefits payable under the MRP must be in the same form as those payable under the Retirement Plan. The MRP allows payment of a participant's accrued benefit, commencing as early as age 55, even if the participant terminated employment prior to attainment of age 55.

     Estimated annual benefits payable upon retirement to persons in specified remuneration and years of credited service classifications are shown in the following table. All amounts shown are for a single life annuity and assume that active participation continues in the MRP until age 65. In accordance with the MRP, the amounts shown are subject to reduction for Social Security benefits, benefits received under the Retirement Plan and benefits payable under the ESPP. A participant is ineligible for benefits under the MRP while receiving any long-term disability benefits.

                           MANAGEMENT RETIREMENT PLAN
         ESTIMATED ANNUAL BENEFITS FOR REPRESENTATIVE YEARS OF SERVICE
                                  TO AGE 65(1)

FINAL AVERAGE SALARY                                  15         20         25       30 OR MORE
--------------------                                -------    -------    -------    ----------
$ 40,000........................................    $ 9,000    $12,000    $16,000     $20,000
  60,000........................................     13,500     18,000     24,000      30,000
  80,000........................................     18,000     24,000     32,000      40,000
 100,000........................................     22,500     30,000     40,000      50,000

---------------

(1) Single life annuity benefits equal:

     - 1.5 percent of the participant's average compensation determined over the five-year period immediately preceding termination of employment multiplied by the participant's years of credited service not in excess of 20 years; plus

     - 2 percent of the participant's average compensation determined over the five-year period immediately preceding termination of employment multiplied by the participant's years of credited service in excess of 20 years, but not in excess of 30 years; minus

     - The participant's Retirement Plan benefits; minus

     - The participant's Social Security benefits; minus

     - The participant's ESPP Benefits.

     Years of credited service and salary covered by the MRP for the eligible Named Executives are:

     - Mr. Davenport, 26 years, $100,000;

     - Mr. Engwall, 17 years, $100,000; and

     - Mr. Roberson, 38 years, $100,000.

                           CONTRACTS WITH EXECUTIVES

     We have entered into a Change of Control Agreement (the "Change of Control Agreement") with each of the Named Executives. The Change of Control Agreement is designed to diminish the distraction of executives by virtue of the personal uncertainties and risks created by a threatened or pending Change of Control (as defined in the Change of Control Agreement and set forth below) and to encourage their full attention and dedication to us currently and in the event of any pending or threatened Change of Control.

     Under the Change of Control Agreement, a "Change of Control" is defined as either:

     - Certain changes in the composition of more than 20 percent of the Board of Directors; or

     - With certain exceptions, any "Business Combination" (as defined in the Change of Control Agreement) that has not been approved by the holders of 80 percent or more of our outstanding voting stock.

     Events that do not constitute a Change of Control include:

     - Any Business Combination approved by at least 80 percent of the Continuing Directors (as defined in the Change of Control Agreement);

     - Any Business Combination transaction that satisfies certain price and procedural requirements specified in our Articles of Incorporation; and

     - Any acquisition by us, any of our subsidiaries, or any employee benefit plan of ours or any of our subsidiaries.

     Prior to the first date on which a Change of Control occurs (the "Effective Date"), each covered executive remains an at-will employee, except as may be provided in any other agreement, and any termination of his employment will terminate his rights under the Change of Control Agreement. If and when the Effective Date occurs, we have agreed to continue the employment of the executive, and the executive has agreed to remain in the employ of the Company, for a three-year period (the "Employment Period") commencing on the Effective Date. During the Employment Period, the executive:

     - Shall receive an annual base salary no less than that received prior to the Effective Date and an annual bonus no less than the average of the last three annual bonuses received prior to the Effective Date; and

     - Generally shall be entitled to continuation of retirement, savings and welfare benefit plan participation and practices, expense reimbursements and other fringe benefits on a basis at least comparable to that obtaining prior to the Effective Date.

     If during the Employment Period we terminate the executive's employment other than for cause, death or disability, or if the executive terminates his employment for "good reason" (as defined in the Change of Control Agreement), or if the executive terminates his employment for any reason during the 30-day period immediately following the first anniversary of the Effective Date, the executive becomes entitled to receive:

     - Any unpaid portion of his accrued annual base salary plus a pro rata portion of his highest annual bonus paid or payable for the three fiscal years immediately preceding his date of termination;

     - An amount equal to either three, two or one times the sum of his annual base salary and his highest annual bonus, depending upon the particular multiplier stipulated in his Change of Control Agreement;

     - Any other accrued obligations;

     - Accelerated vesting of any outstanding stock options granted to him prior to his date of termination or a cash amount equal to the difference between the option price and the then value of Company stock for which any such option was granted; and

     - Certain employee benefits consisting of retirement, savings and various health and welfare insurance benefits.

     If this package of compensation and benefits constitutes "excess parachute payments" as defined under the Internal Revenue Code, the Company will pay an additional amount sufficient to reimburse the executive for all taxes payable by the executive with respect to the parachute payments. We estimate that the obligations to the Named Executives as of August 22, 2000 if a Change of Control had occurred and the employment termination provisions of the Change of Control Agreement were to take effect immediately (excluding obligations relating to stock options and employee benefits) would be as shown in the following table. Other executives may be made subject to a Change of Control Agreement by the Board of Directors.

              COMPENSATION IN THE EVENT OF A CHANGE OF CONTROL(1)

G.A. Davenport..............................................  $1,958,000
G.L. Gaddy..................................................     809,000
K.W. Engwall................................................     876,000
J.D. Underhill..............................................     867,000
R.C. Roberson...............................................     623,000

---------------

(1) Assumes a change of control had occurred and the termination provisions of the Change of Control Agreement were to take effect immediately.

                         COMPENSATION COMMITTEE REPORT

     Filings made by companies with the Securities and Exchange Commission sometimes "incorporate information by reference." This means a company is referring you to information that has been previously filed with the SEC and that this information should be considered as part of the filing you are reading. The

Compensation Committee Report and Performance Graph in this Information Statement are not incorporated by reference into any other filings with the Securities and Exchange Commission.

     The Compensation Committee of the Board of Directors, which is composed solely of non-employee directors, has furnished the following report on executive compensation:

WHAT ARE THE COMPONENTS OF EXECUTIVE COMPENSATION?

     Our compensation program for executives consists of three key elements:

     - Annual base salary;

     - Annual incentive opportunities; and

     - Equity devices.

WHAT IS THE PHILOSOPHY OF EXECUTIVE COMPENSATION?

     Our executive compensation policies and programs emphasize performance-based elements of executive compensation. Our executive compensation programs closely align performance measures with current business strategy and are designed to motivate executive behavior. In general, we control base salaries and compensate outstanding performance through more highly leveraged annual and longer-term incentive programs. As a result, the following principles apply to executive compensation:

     - Base salaries are competitive with our peer group of public companies in the contract food services industry;

     - A very significant portion of executive compensation is tied to our success in meeting predetermined annual and long-term performance goals, including our profitability and appreciation in our stock price; and

     - Executives are required to own specified amounts of our stock, resulting in direct linkage between executive and shareowner interests.

     The overall objectives of this strategy are to attract and retain the best possible executive talent and to motivate our executives to achieve the goals inherent in our business strategy.

WHAT IS THE COMPANY'S APPROACH TO BASE COMPENSATION?

     Our general approach for base compensation is to establish salary ranges with midpoints which are at the 50th percentile of the competitive market in the contract food services industry. Each salary range provides a lower and upper limit on the value of jobs assigned to that range. However, for its executive officers, including the Chairman of the Board, President and Chief Executive officer and the other executives named in the Summary Compensation Table, we have capped base salaries at the midpoint of the salary range. This reflects the previously mentioned objective of controlling base salary costs and emphasizing incentive compensation. Future adjustments to base salaries and salary ranges will reflect average movement in the competitive market.

WHAT IS THE COMPANY'S APPROACH TO INCENTIVE COMPENSATION?

     Our annual incentive plan directly links annual incentive payments to the accomplishment of predetermined and board approved financial and operating goals. Corporate and individual performance objectives are established at the beginning of each fiscal year.

     Each executive's potential incentive is tied to growth in net income as well as certain qualitative measures. Depending upon an executive's organizational level and responsibilities, as well as competitive market practices, annual incentive compensation targets range from 15 percent to 50 percent of base salary if 100 percent of predetermined corporate goals are achieved and maximums range from 75 percent to 125 percent of base salary. For executives at the Division Vice President level and above, annual incentive compensation in excess of the target level of performance is paid in restricted stock valued at the fair market value of our Common Stock on the first day of the subsequent fiscal year. For each share paid as annual incentive compensation, the executive receives an additional .15 of a restricted share. The shares of restricted stock are forfeitable for a period of 18 months upon termination of employment for any reason other than death, retirement or disability. In addition, the executives receive options to purchase three times the aggregate number of shares of restricted stock received in lieu of annual incentive awards and related bonus shares at an exercise price equal to the fair market value of our Common Stock on the effective date of the grant.

     Performance with respect to the measures named in the annual incentive plan for fiscal year 2000 resulted in average annual incentive compensation (including the value of restricted stock in lieu of bonus) of 76 percent of base salaries for the Named Executives. Such awards represented approximately 69 percent of the total incentive awards that could have been earned by the Named Executives. Occasionally we may establish a special incentive award for an individual officer or other employee aimed at achieving a specified performance goal.

DOES THE COMPANY ENCOURAGE STOCK OWNERSHIP BY ITS EMPLOYEES?

     Believing that equity ownership plays a key role in aligning interests of our personnel with our shareowners, we encourage all employees to make a personal investment in our stock. In addition, we require management who are at the vice president level and above to obtain stock ownership levels of one times, two times, or three times their salary, depending on their executive level. Upon attaining this level of management, each vice president must obtain 60% of their stock ownership level within three years and must obtain 100% of their stock ownership level within five years. Stock ownership may be accomplished through the exercise of stock options, other stock incentives, open market purchases, and, at a specified date, stock held in the Salary Deferral Plan and stock equivalent units credited under the Deferred Compensation Plan. members of the management group must achieve target ownership levels to be eligible to receive future awards under stock-based plans. In addition, as discussed above, any incentive award under the annual incentive plan in excess of the target is paid in restricted stock.

WHAT IS THE COMPANY'S APPROACH TO LONG-TERM INCENTIVE COMPENSATION?

     Awards under our stock-based compensation plans directly link potential participant rewards to increases in shareowner value. We maintain stock incentive plans for executive officers and other employees. These plans provide for grants of a variety of stock incentives, including stock options, restricted stock, stock appreciation rights, stock purchase rights and performance shares or units. The programs described below have been established under one or more of these plans.

     EXECUTIVE STOCK OPTION PROGRAM

     We have an Executive Stock Option Program which provides for option grants to key employees. The options are issued at fair market value, have a term of three, five or ten years and generally vest one, two or three years after the effective date of the grant. During fiscal year 2000, option grants ranging from 275 to 27,500 shares, for a total of 169,730 shares, were made under this program.

     MANAGEMENT STOCK OPTION PROGRAM

     We also have a Management Stock Option Program for key employees. Based on organization level, eligible employees may purchase shares of our stock up to established annual limits. For each share purchased, 1.15 shares will be issued and the participant will receive an option to purchase three times the number of shares of our stock obtained at a per share exercise price equal to the fair market value of a share on the effective date of the grant. There generally is a two-year restriction on the sale of shares acquired through this program other than through the exercise of stock options. We granted options to purchase an aggregate of 80,877 shares to key employees under this program during fiscal year 2000.

     In addition, as discussed earlier in this report, for executives at the Division Vice President level and above, any annual incentive in excess of the target level of performance is paid in restricted stock and the executives receive options to purchase three times the number of shares of restricted stock received in lieu of annual incentive awards. For fiscal year 2000, the Company allowed Named Executives to subject previously owned, freely tradable shares to restrictions and forfeitability provisions in lieu of receiving newly issued restricted shares in payment of bonus in excess of target level of performance. We granted options to purchase 95,675 shares to executives under this part of the Management Stock Option Program during fiscal year 2000.

     We may occasionally grant restricted stock or other stock rights to ensure retention of key executives or as a part of the compensation provided to a new executive hired from outside the Company.

HOW IS THE CHIEF EXECUTIVE OFFICER COMPENSATED?

     The base salary for Mr. Davenport, our Chief Executive Officer, for fiscal year 2000 was determined by the Compensation Committee in accordance with compensation practices and policies in effect. Mr. Davenport's annual base salary was determined in the same manner described previously for other executives.

     Mr. Davenport is eligible to participate in our annual incentive plan under which he may earn a bonus determined as a percentage of his salary if predetermined levels of net income growth, new account sales and account retention are achieved by us. For fiscal year 2000, the Chief Executive Officer's bonus opportunity was 25 percent, 50 percent, 100 percent and 125 percent of his salary if we achieved or exceeded "threshold," "target," "maximum" and "maximum plus" growth levels, respectively, with a proportional increase in the bonus between such performance levels.

     As is the case with all other executives at the Division Vice President level and above, any annual bonus earned by Mr. Davenport in excess of the target level of performance is paid in restricted stock and Mr. Davenport receives an option to purchase three times the number of shares of restricted stock received.

     Mr. Davenport is eligible to participate in the Executive Stock Option Program described above. The Compensation Committee approved a grant of options to purchase 58,888 shares of Common Stock to Mr. Davenport during fiscal year 2000.

WHAT ABOUT DEDUCTIBILITY LIMITATIONS ON EXECUTIVE COMPENSATION?

     Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), limits the amount of individual compensation for certain executives that may be deducted by the employer for federal tax purposes in any one fiscal year to $1 million unless such compensation is "performance-based." The determination of whether compensation is performance-based depends upon a number of factors, including shareowner approval of the plan under which the compensation is paid, the exercise price at which options or similar awards are granted, the disclosure to and approval by the shareowners of applicable performance standards, the composition of the Compensation Committee, and certification by the Compensation Committee that performance standards were satisfied. While it is possible for us to compensate or make awards under incentive plans and otherwise that do not qualify as performance-based compensation deductible under Section 162(m), the Compensation Committee, in structuring compensation programs for its top executive officers, intends to give strong consideration to the deductibility of awards.

WHO PREPARED THIS REPORT?

     This report has been furnished by the members of the Compensation
Committee:

         Claire L. Arnold, Chairman
         E. Eugene Bishop
         Fred L. Brown
         Michael F. Corbett
         John B. McKinnon
         A. Robert Outlaw, Jr.
         Dr. Benjamin F. Payton

                            STOCK PERFORMANCE GRAPH

     This graph and table compare the cumulative total return of our Common Stock with the cumulative total return of the NYSE Stock Market Index, the NYSE Eating and Drinking Places Index and the Russell 2000 Index. The graph assumes $100 invested at the per share closing price of our Common Stock, adjusted for the May 2000 stock dividend, and of each of the indicated indices on March 11, 1996, and reinvestment of dividends.

                           COMPARATIVE TOTAL RETURNS*
                     MORRISON MANAGEMENT SPECIALISTS, INC.
                    (PERFORMANCE RESULTS THROUGH 05/31/2000)

                                                MHI                    NYSE                PEER GROUP               R2000
                                                ---                    ----                ----------               -----
3/11/96                                       100.000                100.000                100.000                100.000
1996                                           79.753                104.873                 97.650                112.640
1997                                           95.862                131.448                103.272                120.487
1998                                          105.701                171.731                129.941                146.082
1999                                          121.804                194.248                155.905                142.158
2000                                          187.224                202.980                134.630                156.250

* Assumes $100 invested at the close of trading on 3/11/1996. Cumulative total return assumes reinvestment of dividends.

CHANGES IN CONTROL

     The Offer, if consummated, will result in a change in control of the Company for purposes of Section 14f of the Exchange Act and Rule 14f-1 thereunder. See the Offer to Purchase for additional information concerning the Offer, Compass and the Purchaser.

                                  ATTACHMENT I
                         PURCHASER'S DIRECTOR DESIGNEES

     The Purchaser has provided the Company with the following information regarding those persons who it intends to designate as directors of the Company following consummation of the Offer. The Company assumes no responsibility for the accuracy or completeness of such information.

NAME AND CITIZENSHIP                                PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
(AGE AT 2/1/01)                                    DURING PAST FIVE YEARS; OUTSIDE DIRECTORSHIPS
--------------------                           ------------------------------------------------------
Thomas G. Ondrof(1)                            Chief Financial Officer of Compass' North American
  United States (36)                           Division since July 1999; Vice President -- Finance
                                               and Strategic Planning of Compass' North American
                                               Division from June 1998 to July 1999; Corporate
                                               Controller of Compass' North American Division from
                                               March 1996 to June 1998; Acquisitions and Senior
                                               Financial Analyst for a predecessor of Compass' North
                                               American Division from October 1991 to March 1996.
Lauren A. Stoery(1)                            Vice President, General Counsel and Secretary of
  United States (43)                           Compass' North American Division since March 1998;
                                               Senior Counsel for Whirlpool Corporation from 1993 to
                                               1998.
Anthony J. Gagliardi(1)                        President -- Canteen Vending Services Division, a
  United States (51)                           division of Compass' North American Division since
                                               October 1995.
J. Kurt Kimball(1)                             Vice President -- Sales of Compass since April 1995;
  United States (49)                           from January 1985 to April 1995, Mr. Kimball worked in
                                               sales for Marriott Corp. in Bethesda, Maryland.
Anthony G. Shearer(1)                          Vice President -- Information Systems, Compass Group
  United Kingdom (37)                          USA, Inc. since 1994.

---------------

(1) c/o Compass Group USA, Inc., 2400 Yorkmont Road, Charlotte, North Carolina 28217

                                 ATTACHMENT II
                            AUDIT COMMITTEE CHARTER

                     MORRISON MANAGEMENT SPECIALISTS, INC.
                            AUDIT COMMITTEE CHARTER

ORGANIZATION

     This charter governs the operations of the Audit Committee. The Committee shall review and reassess the adequacy of the charter at least annually and obtain the approval of the charter by the Board of Directors. The Committee shall be appointed by the Board of Directors and shall comprise at least three directors, each of whom are independent of management and the Company. Members of the committee shall be considered independent if they have no relationship that may interfere with the exercise of their independence from management and the Company. All Committee members shall be financially literate (or shall become financially literate within a reasonable period of time after the appointment to the committee), as the Board of Directors shall interpret such qualification in its business judgment, and at least one member shall have accounting or related financial management expertise, as the Board of Directors shall interpret such qualification in its business judgment.

STATEMENT OF POLICY

     The Audit Committee shall provide assistance to the Board of Directors in fulfilling its oversight responsibility to the shareholders relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function, the annual independent audit of the Company's financial statements, and the legal compliance and ethics programs as established by management and the Board. In so doing, it is the responsibility of the Committee to maintain free and open communication between the Committee and the Company's directors, independent auditors, the internal auditors and management of the Company. In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the power to retain outside counsel, or other experts for this purpose.

RESPONSIBILITIES AND PROCESSES

     The primary responsibility of the Audit Committee is to oversee the Company's financial reporting process on behalf of the Board and report the results of their activities to the Board. Management is responsible for preparing the Company's financial statements, and the independent auditors are responsible for auditing those financial statements. The Committee in carrying out its responsibilities believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The Committee should take the appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices, and ethical behavior.

     The following shall be the principal recurring processes of the Audit Committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the Committee may supplement them as appropriate.

     - The Committee shall have a clear understanding with management and the independent auditors that the independent auditors are ultimately accountable to the Board and the Audit Committee, as representatives of the Company's shareholders. The Board and the Committee shall have the ultimate authority and responsibility to evaluate and, where appropriate, replace the independent auditors. Annually, the Committee shall review and recommend to the Board the selection of the Company's independent auditors.

     - The Committee shall require that the independent auditors submit on a periodic basis to the Committee a formal written statement delineating all relationships between the independent auditors and the Company and actively engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the indepen-dent auditors and, if appropriate, recommend that the Board of Directors take appropriate action in response to the independent auditors' report to satisfy itself of the independent auditors' independence.

     - The Committee shall discuss with the internal auditors and the independent auditors the overall scope and plans for their respective audits. Also, the Committee shall discuss with management, the internal auditors, and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's system to monitor and manage business risk, and legal and ethical compliance programs. Further, the Committee may meet separately with the internal auditors and the independent auditors, with and without management present, to discuss the results of their examinations.

     - The Committee shall review the interim financial statements with management and the independent auditors prior to the filing of the Company's Quarterly Reports on Form 10-Q. Also, the Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards. The chair of the Committee may represent the entire Committee for the purposes of this review.

     - The Committee shall review with management and the independent auditors the financial statements to be included in the Company's Annual Reports on Form 10-K, including their judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Also, the Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards.

     - The Committee shall review the investment fund performance and related matters of the Company's Deferred Compensation and Salary 401(k) Plans.

                                                                         ANNEX B

                                FAIRNESS OPINION

                           (BEAR STEARNS LETTERHEAD)

February 6, 2001

The Board of Directors
Morrison Management Specialists, Inc.
1955 Lake Park Drive
Suite 400
Smyrna, Georgia 30080

Ladies and Gentlemen:

     We understand that Morrison Management Specialists, Inc. ("Morrison"), Compass Group plc ("Compass") and Yorkmont One, Inc., a wholly-owned indirect subsidiary of Compass ("Sub"), have entered into an Agreement and Plan of Merger dated February 6, 2001 (the "Agreement") pursuant to which Sub will make a tender offer (the "Offer") to acquire all of the outstanding common stock of Morrison at a purchase price per share of $40.00 in cash (the "Purchase Price"). The Offer will be followed by a merger of Sub with and into Morrison (the "Merger"), in which the remaining Morrison shares will be purchased for the Purchase Price (the Offer and the Merger are collectively referred to herein as the "Transaction"). You have provided us with a copy of the proposed Agreement in substantially final form.

     You have asked us to render our opinion as to whether the Purchase Price is fair, from a financial point of view, to the shareholders of Morrison.

     In the course of performing our review and analyses for rendering this opinion, we have:

     - reviewed a draft of the Agreement in substantially final form;

     - reviewed Morrison's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended May 31, 1998 through 2000, its Quarterly Report on Form 10-Q for the periods ended August 31, 2000 and November 30, 2000 and its Reports on Form 8-K for the three years ended February 2, 2000;

     - reviewed certain operating and financial information, including projections, provided to us by management relating to Morrison's business and prospects;

     - met with certain members of Morrison's senior management to discuss Morrison's business, operations, historical and projected financial results and future prospects;

     - reviewed the historical prices, trading multiples and trading volume of the common shares of Morrison;

     - reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Morrison;

     - reviewed the terms of recent mergers and acquisitions involving companies which we deemed generally comparable to Morrison;

     - performed discounted cash flow analyses based on the projections for Morrison furnished to us; and

     - conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

     We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the projections, provided to us by Morrison. With respect to Morrison's projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Morrison as to the expected future performance of Morrison. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us, and we have further relied upon the assurances of the senior management of Morrison that they are unaware of any facts that would make the information and projections provided to us incomplete or misleading.

     In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Morrison, nor have we been furnished with any such appraisals. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement without any regulatory limitations, restrictions, conditions, amendments or modifications that collectively would have a material effect on Morrison.

     We have acted as a financial advisor to Morrison in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. In the ordinary course of business, Bear Stearns may actively trade the equity and debt securities of Morrison and/or Compass for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is intended for the benefit and use of the Board of Directors of Morrison in considering the Transaction, does not constitute a recommendation to the Board of Directors of Morrison as to how to vote in connection with the Transaction, and does not constitute a recommendation to any holders of common shares of Morrison as to whether to tender their shares in the Offer or how to vote, if applicable, in connection with the Merger. This opinion does not address Morrison's underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Morrison or the effects of any other transaction in which Morrison might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any offer to purchase and/or any proxy statement to be distributed to the holders of common shares of Morrison in connection with the Offer or Merger, as the case may be. Our opinion is subject to the assumptions, conditions and limitations contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

     Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Price is fair, from a financial point of view, to the shareholders of Morrison.

                                          Very truly yours,

                                          BEAR, STEARNS & CO. INC.

                                          By: /s/ ADAM D. SOKOLOFF
                                            ------------------------------------
                                            Managing Director

                                       B-2